

03056415

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



P.E. 4/1/03

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 0-21742

STOLT OFFSHORE S.A.
(Translation of registrant's name into English)

c/o Stolt Offshore M.S. Ltd.
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex TW16 7HT
ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F X FORM 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

In accordance with General Instructions B, item (iii), and C(2), included in this filing of Form 6-K is Annual Report to Shareholders covering the registrant's fiscal year ended November 30, 2002 in respect of the registrant and its subsidiaries on a consolidated basis.

The above Report, together with materials regarding Annual General Meeting of the registrant to be held on May 8, 2003 (which materials were filed via EDGAR on April 17, 2003), were mailed on April 17, 2003 by Citibank N.A. to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the registrant) of record as of March 20, 2003.

This report shall be deemed to be incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-86288) and Registration Statements on Form S-8 (File Nos. 333-74321, 333-09292 and 333-85168) and to be a part of such registration statements from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

Certain statements contained in the press release filed pursuant to this Form 6-K are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the registrant's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," and "seek" and similar expressions.

The forward-looking statements that the registrant makes reflect its current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including risk factors listed from time to time in the registrant's filings with the Securities and Exchange Commission. Many of these factors are beyond the registrant's ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. The registrant undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2002
Stolt Offshore S.A.
Annual Report and Accounts



Stolt Offshore Inc.

Mission and vision Stolt Offshore's mission is to design, procure, build, install and service a complete range of surface and subsea infrastructure for the offshore oil and gas industry worldwide, safely, reliably and profitably. With more than 6,000 employees, the Company operates wherever there is offshore oil and gas activity. Stolt Offshore is one of the largest truly integrated offshore and subsea construction companies in the world.

It is our vision to be the Contractor of Choice across the whole range of products and services we offer. We have some of the best people, assets and technologies in our industry to ensure that we meet and exceed our customers' expectations. We respect the health and safety of our employees and others with whom we work and give proper regard to the protection of the environment in the conduct of all of our activities.

CONTENTS

Financial data
Highlights of the year

FOR THE YEAR ENDED NOVEMBER 30 (in millions, except per share data)	2002 $	2001 $	2000 $
Net operating revenue	**1,437.5**	1,255.9	983.4
(Loss) income from operations	**(123.6)**	36.4	(4.9)
Net (loss) income	**(151.9)**	(14.2)	(34.4)
Cash flows from operating activities	**84.7**	16.7	58.2
(Loss) earnings per share:			
Basic	**(1.79)**	(0.16)	(0.44)
Diluted	**(1.79)**	(0.16)	(0.44)
Weighted average number of economically equivalent shares outstanding:			
Basic	**85.0**	87.2	78.8
Diluted	**85.0**	87.2	78.8

AS OF NOVEMBER 30 (in millions, except per share data)	2002 $	2001 $	2000 $
Long-term debt and capital lease obligations	**335.0**	358.7	292.5
Shareholders' equity	**517.1**	660.0	669.4
Book value per share	**5.54**	7.57	7.68

2002 OPERATING REVENUE BY REGION



49% Southern Europe/Africa/Middle East
23% North Sea
13% North America
4% South America
2% Asia Pacific

FIXED ASSETS AS OF NOVEMBER 30, 2002



72% Construction support ships
23% Operating equipment
2% Land and buildings
3% Other assets

Chairman's statement

We are fortunate to be in an industry where our market is expected to grow from some $9 billion in 2002 to $17 billion in 2005.

2002 has been an extremely disappointing year for Stolt Offshore. The loss of $152 million, after an impairment charge of $115 million, reflects the problems that we have incurred on certain major EPIC contracts in West Africa. Losses resulting from poor execution of these contracts mask the strength of our traditional business of construction, inspection, maintenance and repair which continued to make solid profits in most other regions.

In the execution of some of these EPIC projects, however, the Stolt Offshore engineers have demonstrated remarkable ingenuity and inventiveness and designed and installed leading-edge technology in deeper water than ever before. Accomplishments of which we can be proud. So what went wrong?

In 1997 we concluded that Engineering, Procurement, Installation and Commissioning (EPIC) contracting was the way in which the major projects would be developed in West Africa, the fastest growing sector of our market, and we decided to position Stolt Offshore to qualify as an EPIC contractor. I remain convinced that our strategy to acquire Ceanic, ETPM and Paragon Engineering, so that we might undertake such contracts, was correct. We have failed so far, however, to integrate all of our different companies and cultures into a single efficient organization which is capable of managing these major EPIC contracts that now contribute over 40% of our revenues.

The Company is now more than twice as big as it was before the acquisitions. We have not always had the right people in some crucial positions. Good management systems for tendering procedures, procurement strategies, project management and review methodology were developed but have not been properly implemented. We have made too many mistakes in calculating costs and evaluating risks in the Pipelay and EPIC product lines and also in controlling the execution of those projects, resulting in large cost overruns.

We started this year with a promising forecast and in the first half of the year we also seemed to stay on track. When our projected earnings fell short in the second half of 2002, as it had done in the previous year, it was apparent that something was wrong.

When it became clear that we were once again faced with a loss-making year, the Board accepted the resignation of our CEO Bernard Vossier, who had originally asked to retire in June. Niels G. Stolt-Nielsen was appointed interim CEO so that we could make some significant changes immediately. Some senior managers were let go. Bruno Chabas moved from the position of CFO to COO. The responsibility for the under-performing EPIC and Pipelay product line was given to Bernard Loez, one of our most experienced managers with a proven successful track record from running our FPSO projects, which he will also continue to manage. Jan Chr. Engelhardtsen took over as interim CFO in addition to his duties in Stolt-Nielsen S.A. Two new senior managers, who both have considerable experience of managing large and complex offshore construction products and who had been recruited earlier in the year, are now leading our new project controls and procurement teams. We have made several other changes throughout the organization to put the right people in key positions.

Following these management changes we conducted a detailed review of our ongoing projects and backlog in November, as a result of which we took provisions for ongoing losses on certain EPIC projects and other items. Since our revised forecast indicated that we could be in breach of certain financial covenants on our two major lines of credit, we advised our banks and successfully renegotiated the covenants. We requested a $50 million credit facility as an additional liquidity buffer, which Stolt-Nielsen S.A. agreed to provide. Since we have only limited capital expenditure needs, we expect to be able to use



Chairman's statement **continued**

Our problem at Stolt Offshore has two parts. The first part, which I have described above, is within our control and being addressed. The other part is that no independent contractor is making money on the offshore EPIC contracting business. The oil companies need to realize that if they want to continue to have contractors to develop their offshore oil fields in challenging areas like Nigeria and Angola they will need to share some of the risk and rewards associated with these projects instead of putting it all onto their contractors. They will also have to work closer with the contractors so that we can together create a win-win situation. Fortunately there are signs that some of our customers are starting to realize that they are as dependent upon us as we are upon them.

We have already begun the process of solving our problems, but that task will be completed by our new CEO Tom Ehret, who takes up his position in March 2003, and new CFO Stuart Jackson, who begins in April 2003. Our priority meantime is to adhere to the management practices we have already developed for project tendering, execution and control.

Let us not underestimate our strength. We have very good and talented people who are among the industry leaders in doing incredibly complicated things in deepwater. We have excellent hardware and are fully equipped for the deepwater EPIC contracting business.

Looking at the bright side, we are fortunate to be in an industry where our market is expected to grow from some $9 billion in 2002 to $17 billion in 2005. It will take time for the loss-making contracts to work through our backlog. It will also take time for our new senior management team to turn the Company around and to regain the confidence of the stock markets. I am convinced that we are now starting to move in the right direction. With our skilled and experienced workforce, our excellent assets and the ongoing support of our banks and our major shareholder, I have no doubt that we shall succeed.



Jacob Stolt-Nielsen
London: March 6, 2003

TOTAL VISIBLE MARKET (USD billions)


7.2
9.0
13.0
16.3
17.1
2001
2002
2003
2004
2005

Interim Chief Executive's
Operating review introduction



During my tenure as Interim CEO since late September, I have met with a number of our customers, visited all of our regional offices and listened to our employees. It is very clear that we have considerable strengths. Several customers have told me that Stolt Offshore is by far the best and most important service provider that they have. They have clearly expressed their support. We have many good and talented people, market-leading technologies and an excellent operational track record of delivering our projects.

However, we continue to lose money on major contracts and therefore there are many areas where improvements need to be made. We are losing money because of self-inflicted mistakes. I believe that most of our problems have now been identified and I have been working with our senior management team to address all of our problem areas and some significant achievements have been made with the introduction of new people and processes.

It is important to remember, however, that we achieved several significant successes in our 2002 operations, such as the completion of the first phase of the Girassol project, the delivery of the Gulfstream pipeline and installation of the La Ceiba project amongst many others. These successes have, however, been overshadowed by poor performance on some of our major EPIC and Pipelay projects in Nigeria and Egypt.

We go into 2003 with $1 billion of our backlog at 1% net pre-tax margin all of which will be worked through during the course of 2003. Our primary focus in 2003 will be on the successful execution of these projects in order to improve this position.

The outlook in terms of market growth is encouraging with our market forecast to grow from $9 billion in 2002 to $17 billion in 2005. It will take time to turn the Company around and we should therefore look at 2003 as being a transition year with brighter prospects for 2004 and beyond.

N.G. Stolt-Nielsen

Niels G. Stolt-Nielsen
London: March 6, 2003

Operating review **Southern Europe, Africa and the Middle East Region**



> Bernard Loez
Senior VP Floating Production and EPIC and Pipelay

v Olivier Carré
Director of Deepwater Development





01 v

Following delivery of first oil on the Girassol field early in the year, additional wells were tied back to the Girassol riser towers using the MATIS™ remote flange tie-in system. The second phase of this development, the tie-back of the Jasmin reservoir, started early in 2003. The Girassol learning curve secured our unique deepwater installation track record and enabled us to achieve a thorough understanding of the costs and installation timing associated with complex deepwater developments of this type. Also in Angola, at our Sonamet yard we fabricated the components for the ExxonMobil Kizomba field, which we will install in 2003. We expect that this yard will see a steady workload over the next several years.

The major area of activity for the year has been in Nigeria with Shell's EA, Forcados Yokri and Offshore Gas Gathering System projects running in conventional water depths and the TotalFinaElf Amenam project, which is now close to completion. Some of these projects are running at a negative margin due to problems with tendering, execution, local content issues and logistics.

In deepwater in Nigeria, work has steadily progressed on the Shell Bonga project and we have won the ExxonMobil Erha project, both of which involve the installation of steel catenary riser systems to FPSOs. We were able to apply our Girassol and Bonga experience to the Erha tender and accordingly we expect this project to be far more successful financially than others bid two years ago.

In the Gulf of Guinea we installed the Marathon Tchatamba pipeline and completed the second phase of the Amerada Hess La Ceiba project, a very fast track deepwater development.

In Egypt we carried out installation work on the Scarab and Saffron projects for the Burullus Gas Company, the first deepwater development in the eastern Mediterranean Sea. Despite a delay of nine months, due to substantial slippage in the delivery of customer supplied equipment, we managed to achieve a completion date just a few weeks short of the original target. This was a very complex project which involved 10 different construction ships and the installation success on this project is a tribute to our ability to manage complex projects, although commercial issues remain to be finalized.

The outlook for this region which accounted for 49% of our revenue in 2002, shows the market for non-FPSO construction services growing from $3.3 billion in 2002 to $7.1 billion in 2005. The market for FPSO supply is growing from $1.3 billion to $1.7 billion over the same period.

We expect to see steady growth in the SEAME region, particularly in West Africa, which alone is expected to generate a market of $4.6 billion in 2005, up from $3.0 billion in 2002.



▲ Serge Antonini
Regional Manager, SEAME

▶ Bruno Chabas
Chief Operating Officer




SEAME VISIBLE MARKET (USD billions)
2.6
4.6
7.2
8.8
8.8
2001
2002
2003
2004
2005
Floating production
Other product lines





▶ Pipelay stinger is attached to *Seaway Polaris* for pipelay operations on the Tchatamba project for Marathon, offshore Gabon.

Operating review
United Kingdom

The U.K. region saw a high level of activity with the Conoco CMS 3, ATP Helvellyn and BP Mirren and Madoes developments together with a busy year in the Inspection, Repair and Maintenance (IRM) market, particularly for BP.

Results for the year were marred by problems experienced with the burial of pipelines on the CMS 3 project which was undertaken on a lump sum basis. We have since adopted a policy of refusing to take on what is typically high risk pipeline burial work unless it is on a day rate or "best endeavors" basis.

We have contract awards from the Dutch Oil Company NAM for the Neptunus K-7 and K-15 developments and from Allseas for the Shell Corrib development. We expect an active IRM market for BP, Phillips and other customers.

The number of independent oil companies in the U.K. sector of the North Sea continues to grow as the oil majors dispose of assets which are nearing the end of their economic life. There are also a large number of marginal oil and gas reservoirs which are steadily being brought to development as tie-backs to existing infrastructure.

We expect to see the U.K. market decline in 2003 to $0.8 billion from $0.9 billion in 2002 and then grow to $1.0 billion in 2005. The market will be driven by the tie-back of marginal fields to existing infrastructure and by maintenance and repair work.



Gary Webster
Regional Manager, U.K.

> Øyvind Mikaelsen
VP Subsea Construction

Bjørn Myklatun
Regional Manager, Norway






Y FIRST

12 of 63

U.K. VISIBLE MARKET (USD billions)

1.0	0.9	0.8	1.1	1.0

Operating review Norway

The Statoil Aasgard and Norsk Hydro Tune repair programs, awarded in November 2001 to the Stolt Subsea 7 joint venture, ran throughout most of 2002. Together with the Aasgard riser replacement project, this formed the majority of our activity in the Norway Region for the year.

We expect to see considerable market growth in Norway with a number of tie-backs of marginal fields such as the recently awarded Skirne and Byggve project. We have also been awarded the Vigdis extension project and we have a continuing high workload in the Stolt Subsea 7 joint venture.

As production from some of the major fields starts to decline, we are now seeing marginal fields, which were drilled a long time ago, starting to be developed. This trend for marginal field development is giving the Norwegian market a welcome uplift while we wait for the major new developments such as Ormen Lange to be developed in 2005 in response to the increasing demand for gas. The market for major gas trunklines in 2004 and 2005 is also expected to further develop as a result of increased gas demand.

We anticipate steady market growth from $0.4 billion in 2002 to $0.8 billion in 2005.





NORWAY VISIBLE MARKET (USD billions)


0.4
0.4
0.7
0.7
0.8
2001
2002
2003
2004
2005

02> The Talisman Hannay subsea isolation valve is seafastened to the *Seaway Eagle* for transportation to the field, and subsequent installation.

Operating review
North America



03> Welding operations onboard *LB200* during the Gulfstream project in the U.S. Gulf of Mexico.

NORTH AMERICA VISIBLE MARKET (USD billions)


1.1 1.0 1.4 1.7 1.8
2001 2002 2003 2004 2005



<Alan West
VP Operations

v Quinn Hébert
Regional Manager, North America



In the Gulf of Mexico we completed the installation and commissioning of the Gulfstream pipeline. At 437 miles in length, it is the longest pipeline laid to date in the Gulf of Mexico, and it will carry natural gas from the Mississippi Delta to Tampa in Florida. During the pipelay phase we had over 1,200 people from 30 different nations working offshore on up to 65 different ships and barges and three pipelay barges employed.

On completion of her Gulfstream project work, the *DLB 801* undertook a project for the recovery of redundant pipe. She then went on to win the $80.0 million Hubline pipelay project to lay 29 miles of 30" diameter pipe across Boston Harbor early in 2003. We also undertook construction projects for Unocal, Walter Oil & Gas, Shell and El Paso and sold some Tarpon products. The activity level for our shallow water fleet started well in the first quarter, largely due to support work for the Gulfstream project. The maintenance market for these ships, however, then remained weak throughout the year until Hurricane Lili caused sufficient damage to offshore installations to give a late boost to activity at year end.

The level of exploration and production expenditure in North America and the Gulf of Mexico in particular continues to disappoint with another year of reducing expenditure forecast. Natural gas prices above $5.0 would normally stimulate investment in shallow water developments but there is no sign of this at present. Of the deepwater developments that are in the planning stage, some are scheduled to go ahead in 2003.

Despite weak market conditions, after some disappointing years in this region, we now expect to see steady profitability in the future. The market for our services in North America is expected to grow in 2004 and 2005 with the anticipated development of new major pipelines. The shallow water maintenance market is, however, difficult to predict as it is highly competitive and will necessitate some consolidation among contractors before margins recover. Market forecasts for

Operating review
Brazil



Philippe Lamoure
Regional Manager, Brazil

In Brazil we have had another excellent year with both of the ships on long-term contract to Petrobras performing well. The *Seaway Harrier*, which started a new four-year contract in July 2001, logged a one thousand day period of continuous operations without a lost time accident. This is a very significant achievement in itself and a testimony to the standards of safe operation that can be achieved on long-term ship charter contracts.

The *Seaway Condor* commenced a new four-year contract in August 2002, with an optional four-year extension, after an upgrade to enable her to lay flexible flowlines and umbilicals in water depths of 2,000 meters.

Petrobras remains the dominant player in South America but international oil majors are starting to develop a presence in Brazil since it was first opened to international competition in 1997. The pace of market growth in Brazil has been slower than anticipated with oil majors moving only slowly to develop new fields. Petrobras is expected to increase development spending by 10% to $4.4 billion in 2003 and we are looking to Petrobras to remain the major customer in this region for some years ahead.

A significant drilling program in deep and ultra-deep waters is scheduled for 2003 and 2004 which, if successful, could stimulate the offshore construction market in this region. As a result we expect to see more development work from oil majors in Brazil in 2004 and 2005. The market is expected to grow slowly from $0.4 billion in 2002 to $0.5 billion in 2005.



04

Seaway Condor in dry-dock in Brazil upgrading to lay flexible flowlines and umbilicals in 2,000 meters water depth.

BRAZIL VISIBLE MARKET (USD billions)

0.4 0.2 0.4 0.5



Operating review
Asia Pacific



A ninety-day pipelay program for Unocal, general Inspection, Repair and Maintenance, small construction projects and survey work made up the bulk of the activity in the year.

Our strategy for Asia Pacific operations remains to run a business focused on our core Pipelay and Inspection, Repair and Maintenance services in Indonesia. Meanwhile, we continue to target specific larger EPIC construction projects in the region where we can add value with the wider range of Stolt Offshore assets and engineering skills from other parts of the world.

Our operations in this region are limited by the availability of local construction assets. These are mainly pipelay barges which are located in Indonesia and provide a valuable service to the local market.

Overall, the Asia Pacific market is expected to grow steadily from $1.6 billion in 2002 to $4.2 billion in 2005, much of this growth is related to large diameter pipelay, inspection, repair and maintenance, diving and survey. Our larger assets and dynamically positioned construction ships are mostly located in the North Sea, West Africa or the Gulf of Mexico as this is where the bulk of our global market is to be found. The type of work we undertake in Asia Pacific is therefore limited as the Asia Pacific market very rarely pays for the mobilization of such assets from other regions as there is already an adequate supply of local contractors and construction assets available throughout this geographically diverse region.

ASIA PACIFIC VISIBLE MARKET (USD billions)


1.8
1.6
2.6
3.6
4.2
2001
2002
2003
2004
2005



Jeff Champion
Regional Manager
Asia Pacific



Operating review
Paragon



^ Ken Arnold
CEO Paragon Engineering Services

This has been a good year for the Paragon Engineering companies with Paragon Engineering Services (PES) in Houston and Paragon Litwin (PL) in Paris exceeding expectations in both revenue and profit. This was the first full year of operations of both companies under our new organization structure. A great deal of progress was made in integrating the capabilities of both companies to better serve our clients.

The three-dimensional drafting capabilities of both companies are now linked, using the same work processes and techniques. Houston-based onshore pipeline personnel and capabilities have been successfully integrated into PL projects and Paris-based deepwater expertise and personnel have been successfully integrated into PES projects. Work is progressing on developing compatible electronic design, procurement and project management work processes at both locations.

Both companies benefited from the relationship with Stolt Offshore. The engineering for the ChevronTexaco Sanha project is being carried out both in Houston and Paris and the design for the ExxonMobil Erha subsea project is being carried out initially in Houston by an integrated team of Stolt Offshore, PES and PL engineers. At a later date the team will move to Paris as the mix of technical needs changes.

During the year we continued the Mardi Gras Pipeline System for BP in the Gulf of Mexico and we completed the Bohai Bay platform and topside design for Noble Energy in China, the topsides design for the Matterhorn TLP for Atlantia/TotalFinaElf, the Camisea field development for Pluspetrol in Peru and the Longhorn Pipeline in Texas. We also started the Gas Management System project for Kuwait National Petroleum Company and the Tarantula project in the Gulf of Mexico for Anadarko.

We have completed the integration of the former Stolt Offshore design group and the former Ingerop Litwin personnel with common management, work processes and objectives. Due to increased needs, we expanded our office space from 4,000 square meters to 10,000 square meters and have moved the head office and much of the staff to the same building as Stolt Offshore.

Significant projects completed during the year from the Paragon Litwin office include the EPC completion of the Phenol reconstruction plant for DOMO in Germany, the Vitry and ADP Roissy co-generation plants in France and the Shanghai Pudong waste to energy plant in China. We also started two EPC Prime G projects in France for TotalFinaElf, and the engineering for the Yokri platform and topsides for Shell Nigeria. We continue the engineering for the upstream projects for Entrepose/Burlington and Spie/Sonatrach in Algeria.

In November 2002 Paragon Engineering Services was named one of the 40 best companies for which to work as a result of a study published in the Houston Business Journal.

05> The Paragon companies are specialists in conceptual studies which consider project development options, equipment installation methods, cost schedules and field economics.



Board of Directors

Mr Poimboeuf has been a Director since 1998. He has had a career of 33 years with Elf Aquitaine that included periods as Deputy General Manager in Gabon, Executive Vice President of Texasgulf Inc. in Houston and General Manager in Angola. He graduated from the Ecole de Mines in Paris and specialized in Petroleum Engineering at the University of Texas. Mr Fernand Poimboeuf is a French citizen.

Mr Jacob Stolt-Nielsen has served as Chairman of the Board since 1993. He is also currently Chairman of the Board of Stolt-Nielsen S.A. and served as Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He founded Stolt-Nielsen Seaway AS in 1973. He holds a degree from the Handelsgymnasium, Haugesund, Norway. Mr Jacob Stolt-Nielsen is a Norwegian citizen.

Mr Niels G. Stolt-Nielsen has been a Director since 1999 and was appointed Interim Chief Executive Officer in 2002. He has also served on the board of Stolt-Nielsen S.A. since 1996 and has served as Chief Executive Officer of Stolt-Nielsen S.A. since 2000. From 1996 until 2001 he held the position of Chief Executive Officer of Stolt Sea Farm. Mr Stolt-Nielsen previously worked in Stolt-Nielsen Transportation Group. He is the son of Mr Jacob Stolt-Nielsen. He graduated from the Hofstra University in 1990 with a BSc in Business and Finance. Mr Niels G. Stolt-Nielsen is a Norwegian citizen.

Mr Skouverøe has been a Director since 1993. He is owner and Chairman of Concentus AS, a Nowegian/Swedish Industrial Group. He is also a member of the Board of Ocean Rig ASA, an offshore drilling contractor listed on the Oslo Stock Exchange. He was Chairman of the Board and Chief Executive Officer of Seaway from 1990 until it was acquired by Stolt-Nielsen S.A. in 1992. From 1985 to 1990, he was President and Second Vice Chairman of Seaway. He served as President of Stolt-Nielsen Seaway Contracting A/S, a predecessor of Seaway, from 1982 until 1985. He holds an MBA from INSEAD and a Masters degree in Mechanical Engineering from the Technical University of Norway. Mr J Frithjof Skouverøe is a Norwegian citizen.













Mr Vossier has been a Director since 2000 and served as Chief Executive Officer of the Company from 1995 until 2002. He previously served as Chief Operating Officer from 1994 until 1995. Mr Vossier joined Comex in 1974 and held a number of management positions in operations and marketing. He has a degree in General Mechanics from the Technical School of St. Vallier. Mr Bernard Vossier is a French citizen.

Mr Lorentzen is Managing Director of Lorentzen Empreendimentos SA of Rio de Janeiro, a diversified holding company with investments in Aracruz Celulose SA, Cia. Norsul Navegaçoa and a diversified IT portfolio. He is also Director of Aracruz Celulose, Iseiasnet, Advicenet, Intellibridge, CEAL, and WWF Brazil. He holds a Bachelors degree in Economics from Pontificia Universidade Caalica do Rio de Janeiro and a Harvard Business School Post Graduate Degree. Born in Norway, Mr Haakon Lorentzen is a resident of Brazil.

Mr Hurlock is a retired partner from the law firm of White & Case and served as Chairman of its Management Committee from 1980 until 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He holds a BA degree from Princeton University, a MA Jurisprudence from Oxford University and a JD from Harvard Law School. Mr James B Hurlock is a U.S. citizen.

Mr Woolveridge has been a Director since 1993 and has served as Deputy Chairman of the Board since 2002. He held a number of positions with BP since 1968 and most recently served as Chief Executive of BP Engineering from 1989 until his retirement in 1992. He was also General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea, and served on the Board of BP Oil Ltd. He holds a Masters degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr Mark Woolveridge is a British citizen.







Management's discussion and analysis

Overview

Stolt Offshore S.A., a Luxembourg company, and subsidiaries (together "the Company") is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated offshore and subsea engineering, flowline, trunkline and pipeline lay, construction, inspection and maintenance services. The Company operates in more than 60 countries worldwide and maintains regional offices in the U.K.; Norway; Asia Pacific; Southern Europe, Africa and the Middle East ("SEAME"); South America; and North America.

A publicly-traded company since May 1993, the Company was established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. and Stolt-Nielsen Seaway A/S, which were acquired by Stolt-Nielsen S.A. ("SNSA") in separate transactions in 1992. At the time of acquisition, Comex was a leading worldwide subsea services contractor, which pioneered deepwater saturation diving and subsea construction using both manned and unmanned techniques. Stolt-Nielsen Seaway A/S operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and remotely operated vehicles ("ROVs") to support operations in hostile deepwater environments.

In August 1998, the Company acquired the Houston-based Ceanic Corporation, a publicly traded subsea contractor, for approximately $218.9 million. Ceanic provided a range of subsea services and products to the offshore oil and gas industry in the Gulf of Mexico and inland underwater services to domestic and governmental customers. With this acquisition the Company took possession of a substantial fleet of ships mostly designed for shallow water work, ROVs and other related technologies.

The acquisition of Ceanic was strategically important for the Company in that it provided access to the growing deepwater construction market in the Gulf of Mexico and the ability to build relationships with Houston-based oil and gas companies who conduct much of their worldwide business from Houston.

On December 7, 1999, the Company completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. NKT is owned 51% by NKT Holdings A/S and 49% by the Company. The total consideration for the acquisition was $36.0 million funded partly by cash and partly by Class A Shares at a guaranteed value. The Class A Shares were subsequently converted to Common Shares on a one-for-one basis. This acquisition secured the supply of flexible products for the Company.

On December 16, 1999, the Company acquired the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly owned subsidiary of Groupe GTM S.A. ("GTM"). GTM has subsequently been acquired by Groupe Vinci S.A. ("Vinci"). The total consideration for this acquisition, including debt assumed, was approximately $350.0 million, funded partly by cash and partly by 6.1 million Class A Shares at a guaranteed value of $18.50 per share. The Class A Shares have subsequently been converted to Common Shares on a one-for-one basis.

ETPM had a significant market position in West Africa, which is now one of the fastest-growing markets for the Company's services. ETPM also had significant engineering skills particularly in conceptual engineering and offshore design of both subsea structures and of fixed and floating production platforms, in addition to a fleet of pipelay barges, which broaden the Company's range of pipelay capabilities.

On July 18, 2001, the Company acquired the Paris-based engineering company Ingerop Litwin from Vinci. On September 4, 2001, the Company acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. The Company paid a total of $16.7 million of cash for these two companies, $4.3 million of which has been deferred until 2005. These acquisitions, by adding conceptual design and detailed engineering skills, have enabled the Company to better undertake all of the engineering required for many of the large engineering, procurement, installation and commissioning ("EPIC") type contracts that are expected to come into the market in the next few years.

The market for the Company's services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature.

Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies. The impact of this investment takes time to work through to the offshore construction sector. The Company expects to see a continued expansion of demand in 2003 for its services, with this trend continuing over the next few years. However, management believes that, for offshore EPIC contractors to survive, the oil companies which make up its customer base will need to share more of the risks and rewards associated with EPIC projects in challenging geographic areas. It is the strategy of the Company to be an EPIC contractor, but it will not accept contractually onerous terms, which it has in the past.

As discussed in more detail in the Liquidity and capital resources section below, the Company's latest forecasts for 2003 indicate that there will be a narrow margin of compliance with debt covenants at each quarter end. The Company's ability to remain within these covenants is dependent on (1) its operating performance, (2) funding from its parent company, SNSA, and (3) the Company's plans to divest certain assets. The Company's plans and the risks relating to its projections and these plans are described in the Liquidity and capital resources section.

> Jan Chr. Engelhardtsen
Interim Chief Financial Officer



The Company's backlog at January 30, 2003 stood at $1.6 billion, of which $930.0 million is for 2003. This compares to a backlog at January 31, 2002 of $1.6 billion, of which $937.0 million was for 2002.

Seasonality

Over the past three years, a substantial proportion of the Company's revenue has been generated from work performed in the North Sea and North America. Adverse weather conditions during the winter months in these regions usually result in lower levels of activity, although this is less apparent than in the past due to technological advances and increased activity in West Africa. As a result, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

Ship utilization

The following table sets forth the average ship utilization by quarter for the Company's fleets of dynamically positioned Deepwater Heavy Construction Ships, Light Construction and Survey Ships, and Trunkline, Barges and Anchor Ships. The utilization rate is calculated by dividing the total number of days for which the ships were engaged in project related work in a quarter by 87.5 days per quarter or 350 days annually, expressed as a percentage. The remaining 15 days are attributable to routine maintenance.

% Utilization For the year ended November 30	Qtr 1 %	Qtr 2 %	Qtr 3 %	Qtr 4 %	Year %
Deepwater Heavy Construction Ships					
2002	**72**	**84**	**82**	**82**	**80**
2001	80	85	93	94	88
2000	69	74	77	93	78
Light Construction and Survey Ships					
2002	**68**	**52**	**69**	**57**	**61**
2001	43	52	85	84	66
2000	36	42	64	49	48
Trunkline Barges and Anchor Ships					
2002	**63**	**55**	**31**	**46**	**48**
2001	34	47	66	75	56
2000	31	30	36	45	35

Utilization of all ships in 2002 was lower than 2001 due to the following factors: Utilization of Heavy Construction Ships was reduced due to a decrease in the utilization of the *Seaway Falcon* which had 50 days of unpaid transit, and the *Seaway Polaris* due to dry-docking. Utilization of Light Construction and Survey ships was adversely affected by the eight-month lay-up of the survey ship *Seaway Invincible*. The decrease in utilization of trunkline barge and Anchor ships was due to reduced utilization of Gulf of Mexico and African fleets, including the *DLB 801*, which was laid up for most of the year, and the *American Recovery*, which was eventually sold on October 14, 2002.

Utilization of the Deepwater Heavy Construction fleet in 2001 was higher than in 2000. This was due to growth in demand in the North Sea, Gulf of Mexico and West Africa, particularly on the ship-intensive Girassol project. The poor market conditions in 2000 were more pronounced for the Light Construction and Survey fleet and the Trunkline, Barges and Anchor Ships.

In 2003 the Company expects ship utilization to decline due to the lack of demand for certain ships and barges, most notably the *LB 200*.

Results of operations

The following table shows annual net operating revenue and income before tax for each of the Company's business segments for the past three fiscal years. The definition of the segments is as follows:

Segments and activities
Asia Pacific Region Includes all activities east of the Indian sub-continent including Australasia
North America Region Includes all activities in Canada, the U.S. and Central America
Norway Region Includes all activities in Scandinavia and the Baltic states
SEAME Region Includes all activities in Southern Europe and Africa, India and the Middle East
South America Region Includes all activities in South America and the islands of the southern Atlantic Ocean
U.K. Region Includes all activities in the U.K., Ireland, Germany, Belgium, the Netherlands and the northern Atlantic Ocean
Corporate Includes all activities that serve more than one region. These include: – Paragon Engineering Services, Inc. and Paragon Litwin S.A., which both provide engineering services for the offshore oil and gas industry; – NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; – Seaway Heavy Lifting Limited ("SHL"), a joint venture with a subsidiary of the Russian oil company Lukoil-Kaliningradmorneft plc; – Serimer DASA, a contract welding services entity employed both onshore and offshore by pipelay contractors; – Also included in Corporate are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

Management's discussion and analysis
continued

For the year ended November 30 (in millions)	2002 $	2002 %	2001 $	2001 %	2000 $	2000 %
Net operating revenue						
Asia Pacific region	**25.7**	**1.8**	39.4	3.2	40.5	4.1
North America region	**190.5**	**13.2**	276.7	22.0	122.3	12.4
Norway region	**105.8**	**7.4**	110.6	8.8	198.8	20.2
SEAME region	**702.7**	**48.9**	520.2	41.4	444.9	45.2
South America region	**52.0**	**3.6**	50.5	4.0	52.8	5.4
U.K. region	**229.8**	**16.0**	214.7	17.1	123.6	12.6
Corporate	**131.0**	**9.1**	43.8	3.5	0.5	0.1
Total	**1,437.5**	**100.0**	1,255.9	100.0	983.4	100.0

For the year ended November 30 (in millions)	2002 $	2002 %	2001 $	2001 %	2000 $	2000 %
Net (loss) income before tax (after minority interests)						
Asia Pacific region	**(3.3)**	**(2.3)**	–	–	(14.9)	(39.0)
North America region	**(116.0)**	**(80.7)**	(36.2)	(565.6)	(21.2)	(55.5)
Norway region	**15.9**	**11.1**	11.7	182.8	3.0	7.9
SEAME region	**(36.6)**	**(25.5)**	24.5	382.8	20.1	52.6
South America region	**5.4**	**3.8**	5.5	85.9	8.4	22.0
U.K. region	**(5.1)**	**(3.6)**	1.3	20.3	(9.2)	(24.1)
Corporate	**(4.0)**	**(2.8)**	(0.4)	(6.2)	(24.4)	(63.9)
Total	**(143.7)**	**(100.0)**	6.4	100.0	(38.2)	(100.0)

Overall

Net operating revenue in 2002 increased to $1,437.5 million in 2002 from $1,255.9 million in 2001. This reflects the continued growth in the market for the Company's services, particularly on major projects in the SEAME region, in addition to increased year-on-year revenue on Paragon Engineering Services and Paragon Litwin which were acquired during 2001. The results before tax have been adversely affected by losses incurred on several major contracts in West Africa, North Sea and Egypt, and also by a number of non-recurring impairment charges, which are shown in the following table:

Analysis of non-recurring items (after minority interests) (in millions)	2002 $	2001 $	2000 $
Pre-tax (loss) income as reported	**(143.7)**	6.4	(38.2)
Charge for impairment of goodwill	**106.4**	–	–
Charge for impairment of fixed assets	**12.1**	–	–
Gain on disposal of assets of Big Inch Marine Systems, Inc.	**(8.0)**	–	–
Charge for impairment of Comex trade name	–	7.9	–
Restructuring charge	–	–	3.3
Pre-tax (loss) income before non-recurring items	**$ (33.2)**	$ 14.3	$ (34.9)

The charge of $106.4 million for impairment of goodwill results from the elimination of goodwill on acquisition of three subsidiaries: firstly, a charge of $103.0 million in respect of the 1998 acquisition of Ceanic; secondly, a charge of $1.8 million in respect of Danco A/S, Company's Indonesian subsidiary PT Komaritim. These impairment adjustments are described more fully in the section below entitled "Depreciation and amortization".

The charge of $12.1 million for impairment of fixed assets is made up of several items, the main one being the Company's 49% share of a fixed asset impairment loss booked by the NKT Flexibles I/S joint venture. The remainder of the charge relates to adjustments to the carrying value of several smaller fixed assets.

Net operating revenue increased to $1,255.9 million in 2001 from $983.4 million in 2000 largely due to greater activity on major projects in the Gulf of Mexico and West Africa. During the year, the Girassol and Gulfstream projects suffered from project delays, cost overruns and delays in settling variation orders which negatively impacted our results. The project delays also tied up some of our major construction assets reducing our capacity to participate in the spot market, which can be significant in the second half of the year. Despite these factors, the improved market conditions resulted in an improvement in the results before tax from a loss of $38.2 million last year to a profit before tax in 2001 of $6.4 million.

Commentary on major projects

In the year ended November 30, 2002, there was a negative impact of $58.8 million attributable to changes in estimates on major projects, which highlight the risks to which offshore contractors are exposed when undertaking fixed price turnkey projects. The most

- A $35.2 million downgrade was recorded on the $145.0 million EPIC project for the Burullus Gas Company in the Scarab/Saffron Field in the Eastern Mediterranean off the coast of Egypt. This downgrade has been caused by significantly extended operations during pipelay and structures installation resulting from extensive changes in work scope, as well as trenching difficulties, fabrication and local logistics cost overruns.
- An $8.5 million downgrade was recorded on the $146.4 million Shell EA EPIC contract in offshore Nigeria, due primarily to fabrication cost overruns in our local yard at Warri caused by community unrest as well as longer than expected offshore vessel operations resulting from repair works and changes of scope.
- A $4.8 million downgrade occurred on the $197.0 million Shell Bonga EPIC contract in offshore Nigeria, due to increased costs associated with local fabrication, schedule changes, changes in installation scopes and increases in subcontractor costs.
- A $4.8 million downward adjustment was recorded on the $68.7 million Conoco CMS 3 subsea construction project in the North Sea. Seabed soil conditions encountered during the project differed significantly from those that had been anticipated, thus leading to significant increases in work duration and associated expenditure.

Commentary by region

Asia Pacific region

Net operating revenue in 2002 decreased to $25.7 million in 2002 from $39.4 million in 2001 due to a downturn in the market for construction and shallow pipelay work in Indonesia and drill support ROV work throughout the region.

The prospects for 2003 are improved as the market for our shallow pipelay barges and other construction work shows a steady growth.

In 2001, net operating revenue remained stable at $39.4 million compared to $40.5 million in 2000. This was due to a slight deterioration in the market for ROVs and in the Indonesian market in general.

The net result before tax for 2002 was a loss of $3.3 million compared with a break-even result in 2001 arising partly from a write-down of assets due to the goodwill impairment charge of $1.6 million in respect of the Indonesian subsidiary plus a drop in market conditions on construction and drill support ROVs.

In 2001, the region reported a break-even result compared to a net loss before tax of $14.9 million in 2000. The improvement in 2001 was the result of efforts carried out in 2000 to reduce the local fixed cost structure and focus on the target niche market. In addition, 2000 results were adversely affected by two loss-making projects in the region.

North America region

Net operating revenue in 2002 decreased to $190.5 million in 2002 from $276.7 million in 2001. The decrease was due to reduced activity on the pipelay project for Gulfstream Natural Gas LLC which was completed in early 2002, and reduced subsea construction activity as a result of depressed market conditions. There was an upturn in activity in the final quarter due to Hurricane Lili, which caused damage to offshore installations.

The prospects for 2003 are comparable to those in 2002 with slightly increased activity in subsea construction. The region replaced the Gulfstream project's pipelay activity with the Hubline project for Duke Energy in Boston Harbor.

Net operating revenue increased from $122.3 million in 2000 to $276.7 million in 2001. Contrary to expectations, higher oil and gas prices did not result in improved margins during 2001, although they did increase the level of activity in the region with the pipelay project for Gulfstream Natural Gas LLC contributing to this increase.

The net result before tax for 2002 was a loss of $116.0 million compared with a net loss of $36.2 million in 2001. This is largely due to the $103.0 million goodwill impairment charge relating to the 1998 acquisition of Ceanic. Excluding the impairment charge, the net result before tax was $13.0 million loss, an improvement of $23.2 million from 2001. The improvement is partially due to the one-off gain of $8.0 million on the asset sale of Big Inch Marine Systems, and improved results on subsea construction projects and a neutral result on the Gulfstream project. Poor performance in 2001 on the Gulfstream project resulted in an increased net loss before tax of $36.2 million compared to a net loss before tax in 2000 of $21.2 million. Margins on other activity in the Gulf of Mexico improved due to cost reduction actions in 2000.

Norway region

Net operating revenue in 2002 decreased to $105.8 million in 2002 from $110.6 million in 2001. There was a difficult market situation in both 2001 and 2002 during which time there have been no significant EPIC or Pipelay projects. The minor decrease in 2002 revenue was mainly related to the activity level in the subsea construction market. The Company expects a significant increase in revenue due to large in-hand subsea construction projects. Net operating revenue in 2001 was $110.6 million compared to $198.8 million in 2000. The decrease was due to the absence of any major pipelay projects.

The net result before tax for 2002 was a profit of $15.9 million compared with a net income before tax of $11.7 million in 2001. The figures for 2001 included two loss-making projects with a total loss of $4.9 million. Net income before tax in 2001 was $11.7 million compared to a net income before tax of $3.0 million in 2000. This improvement was largely due to the good performance on subsea construction projects.

SEAME region

Net operating revenue in 2002 increased to $702.7 million in 2002 from $520.2 million in 2001. This increase was largely due to high levels of activity in Nigeria with the Shell EA, Forcados Yokri and Offshore Gas Gathering System ("OGGS") projects running in conventional water depths for Shell, and the TotalFinaElf Amenam project now close to completion. Some of these projects are running

Management's discussion and analysis

at a negative margin due to problems with tendering, execution, local content issues and logistics. Much activity took place in Egypt where, as discussed above, the installation work was carried out on the Scarab and Saffron projects for the Burullus Gas Company. Turnover in Angola was down from its 2001 level due to lower activity on the Girassol project. In 2003, the Company expects continuing growth in the level of activity in the SEAME region. Revenue is likely to be slightly down from its 2002 level although this will be compensated by higher levels of activity performed through non-consolidated joint ventures such as Sonamet.

Net operating revenue had increased to $520.2 million in 2001 compared to $444.9 million in 2000. This increase was largely the result of the Girassol project in Angola and traditional pipelay contracts on offshore projects in Nigeria.

The net result before tax for 2002 was a loss of $36.6 million compared with a net income before tax of $24.5 million in 2001. This degradation in trading performance is due to loss-making turnkey projects in the EPIC product line.

The result for the SEAME region in 2003 is expected to be negative as the effect of low margin projects in the order backlog works its way through. The Company has mothballed the pipelay barge *LB 200* from March 2003 for the remainder of the year, and this will result in reduced ship cost recoveries in the SEAME region.

Net income before tax was $24.5 million in 2001 compared to $20.1 million in 2000. The increase in 2001 is due to successful progress on several major turnkey projects, notably Amenam, Hyundai South Pars and Triton la Ceiba.

South America region

Net operating revenue in 2002 increased slightly to $52.0 million in 2002 from $50.5 million in 2001. The $1.5 million of increase was mainly due to the good performance of both the *Seaway Condor* and the *Seaway Harrier*, which are both on long-term charter to Petrobras, partially offset by costs relating to the ending of Argentina activities and several other small contracts.

Revenue for 2003 is expected to increase slightly due to a new ROV survey contract signed in February 2003.

Operating revenue in 2001 was down slightly at $50.5 million, compared to $52.8 million in 2000. The reduction was due to the expiry in early 2001 of a long-term diving contract in Argentina.

Net income before tax for 2002 was $5.4 million, which was consistent with net income of $5.5 million in 2001.

Net income before tax for 2001 of $5.5 million was a reduction from $8.4 million in 2000. The fall in profitability was due to the expiry of the Argentina diving contract.

U.K. region

Net operating revenue increased to $229.8 million in 2002 from $214.7 million in 2001. This increase reflected a continuation of the increase in project activity in the region from 2001, including Conoco CMS 3, ATP Helvellyn and BP Mirren and Madoes projects, as well as the inspection, repair and maintenance contracts.

The prospects for 2003 are for a significant reduction in activity levels when compared with the previous two years. Several projects, which had been originally scheduled to take place in 2003, have either been postponed or cancelled.

Net operating revenue in 2001 was $214.7 million, compared to $123.6 million in 2000. The increase in revenue is due to the improved market conditions in the region.

The net result before tax for 2002 was a loss of $5.1 million compared with a net income of $1.3 million in 2001. This adverse variance is mainly attributable to the Conoco CMS 3 subsea construction project. Seabed soil conditions encountered during the project differed significantly from those that had been anticipated, leading to significant increases in working duration and associated expenditure.

The 2001 net income before tax of $1.3 million was an improvement compared to the net loss before tax of $9.2 million in 2000. The increased market activity and the better asset utilization largely explain this improvement.

Corporate

Corporate items include all activities that serve more than one region.

Net operating revenue increased in 2002 to $131.0 million from $43.8 million in 2001. Of this increase, $68.7 million is attributable to the inclusion of both Paragon Engineering Services, Inc. and Ingerop Litwin for a full financial year. In 2001, these businesses were only consolidated for part of the year subsequent to acquisition.

2003 revenue and income are expected to be in line with 2002.

Net operating revenue in 2001 amounted to $43.8 million compared to $0.5 million in 2000. The increase largely results from the acquisition of Paragon Engineering Services, Inc. and Ingerop Litwin, a Paris-based engineering company.

The net loss before tax for 2002 was $4.0 million compared with a net loss before tax of $0.4 million in 2001. The increased loss in 2002 is primarily due to certain non-recurring items related to asset impairments of $8.1 million and goodwill impairment charges of $1.8 million on the NKT joint venture. The year was also affected by under-recoveries of costs on group ships totaling $18.0 million, which was offset by over-recoveries of interest expense totaling $8.6 million.

Among the Corporate assets contributing to under-recovery is the Company's advanced Radial Friction Welding equipment, which was under development for a number of years. The Company is investigating how best to utilize it, including a proposal to install it on a jointly owned ship under a joint venture arrangement.

Net loss before tax for 2001 was $0.4 million compared to losses of $24.4 million in 2000. These losses resulted from the under-recovery of interest expense and under-recoveries on asset utilization.

Business acquisitions
On March 30, 2001, the Company acquired 82% of the voting rights and 62% of the economic rights of a newly created company, Paragon Engineering Holdings, Inc. ("PEH"). PEH subsequently purchased 20% of the share capital of Paragon Engineering Services, Inc. ("Paragon"), a Houston-based engineering service company, and an option to purchase an additional 40% of the share capital. PEH exercised the option on September 4, 2001. On July 18, 2001, the Company purchased the entire share capital of the Paris-based engineering company Ingerop Litwin ("Litwin"). These acquisitions brought a significant expansion of skills in conceptual and detailed engineering.

The consideration paid was a total of $16.7 million in cash including a deferred amount of $4.3 million relating to the acquisition of Paragon, which is due on March 30, 2005. The acquisition costs of the deal were $0.7 million. During the year ended November 30, 2002, the Company finalised its valuations of the fair value of the intangible assets acquired. The Company's share of these intangible assets was revised upwards to $5.2 million from $2.1 million. Following this exercise, goodwill on acquisition was calculated as $6.0 million.

Additionally, from March 30, 2005, the Paragon sale agreement provides for payment to be made to a former shareholder of Paragon. The payment is contingent upon a multiplier of the future earnings of Paragon, as defined in the agreement, exceeding the deferred consideration. No recognition of the contingent payment has been made in the financial statements of the Company, as it is not certain that this payment will be made and currently it is not possible to quantify the amount.

During the year ended November 30, 2002, the Company settled the minimum share price guarantee in respect of the 6,142,857 Class A Shares (subsequently converted to Common Shares) issued to Vinci as consideration for ETPM. Under the terms of the sale and purchase agreement, these shares were issued to Vinci with a minimum guarantee price of $18.50 per share. In May 2002, the Company repurchased these shares for cash of $113.6 million to settle the guarantee. $54.7 million of the outlay represented the market price of the shares repurchased by the Company, and the remaining $58.9 million represented the settlement of the guarantee.

During the year ended November 30, 2002, the Company settled the minimum share price guarantee in respect of 249,621 of the 1,758,242 Class A Shares (subsequently converted to Common Shares) issued to NKT Holdings A/S as consideration for the Company's purchase of its share in NKT. The 249,621 shares had been previously issued to NKT Holdings A/S with a minimum guaranteed price of $13.65 per share. In February 2002, the Company repurchased the shares for cash of $3.4 million. $1.8 million of the outlay represented the market price at the date of repurchase by the Company, and the remaining $1.6 million represented the settlement of the guarantee.

Depreciation and amortization
Depreciation and amortization in 2002 was $96.1 million compared to $91.8 million in 2001. This increase was due to impairment charges included in depreciation totaling $4.0 million in respect of a number of smaller fixed assets, which had suffered under-utilisation. The carrying value of these assets was tested by undiscounted and discounted cash flow projections.

During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led the Company to perform an impairment review of all goodwill on acquisition. As a result, impairment charges totaling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire remaining goodwill on the acquisition of Ceanic Corporation ("Ceanic"). The remainder of the charge eliminated the outstanding goodwill on the acquisition of Danco A/S ("Danco"), which holds the Company's investment in NKT Flexibles I/S, and the Company's Indonesian subsidiary, PT Komaritim.

Several factors were taken into account in the decision to record an impairment charge of $103.0 million to eliminate the entire remaining goodwill on acquisition of Ceanic Corporation. The acquisition was made in 1998 as part of a strategy to establish a presence in one of the world's most important offshore markets, at a price that reflected rising oil prices and favorable investment conditions. Since then the Gulf of Mexico offshore market has experienced an unprecedented downturn. As a result, the North America region was loss-making for the two years ended November 30, 2001, and again performed below management's expectations in 2002. Recent market analysts' reports indicate that the major oil companies are directing their development funds away from U.S. waters and towards overseas targets, particularly West Africa, where the per-barrel recovery costs are lower. The Company foresees no significant upturn in demand in the Gulf of Mexico market in 2003, and has therefore revised earlier assumptions of long-term market growth in the undiscounted and discounted cash flow projections used to assess goodwill impairment, and eliminated the remaining goodwill. The Company's strategy is still to maintain a strong competitive presence in the Gulf of Mexico, and is planning to expand its service offering to the ultra-deepwater market in this and other regions, including shipboard Radial Friction Welding.

The NKT joint venture has been loss-making since the Company acquired its 49% share in 2000, and the market for flexible pipes has not grown as quickly as expected, with the result that the joint venture has suffered from excess production capacity and has not met its performance targets. During 2002, NKT management revised its strategy to focus on efficiency and forecasts slower growth in the next few years than initially forecast. The Company performed an impairment test of Danco's goodwill based on the NKT cash flow projections in the business plan, and determined that the goodwill was fully impaired. An impairment adjustment of $1.8 million was recorded in the books of Danco in November 2002. This goodwill was previously amortized over 10 years on a straight-line basis.

The PT Komaritim subsidiary in Indonesia has been loss-making for several years, and in 2002 once again underperformed management's expectations. The Indonesian market is still characterized by high competition and shallow water, an environment in which the Company is unable to fully leverage its technology and core expertise. Following the preparation of undiscounted and discounted cash flow projections,

Management's discussion and analysis

the Company decided that the $1.6 million of goodwill on acquisition was fully impaired, and wrote it off in November 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

The Company changed its name from "Stolt Comex Seaway" to "Stolt Offshore" midway through 2000. In 2000, management's view was that both names were used in the marketplace and the Company believes that the "Comex" brand was recognized by customers in the main markets. By the final quarter of 2001, management determined that the "Stolt Offshore" name had gained a higher prominence than the "Stolt Comex Seaway" name. As a result it was not practicable to justify separate projected cash flow streams to support the value of the "Comex" name. Therefore, management determined that the "Comex" brand had been fully impaired and the Company recorded an impairment charge of $7.9 million during the year ended November 30, 2001. The "Comex" trade name was previously amortized over 30 years on a straight-line basis.

Depreciation and amortization in 2001 was $91.8 million, compared to $82.1 million in 2000. The increase was due to a larger fixed asset base and the writedown of certain small assets.

Equity in net income of non-consolidated joint ventures
Equity in net income of non-consolidated joint ventures in 2002 was $5.3 million, compared to $11.7 million in 2001 and $5.8 million in 2000. The decrease in 2002 was due to the Company's share of losses in the NKT joint venture, which included losses resulting from operations of $5.9 million and $8.1 million in respect of fixed asset impairment charges recorded by the joint venture. These were recorded after NKT management revised the joint venture's strategy and downgraded expectations for growth in future years. Offsetting this was $7.0 million in respect of the Company's share of Sonamet income, resulting from improved performance of the Lobito Yard in 2002. The increase in 2001 was largely due to the successful year for joint venture operations in the North Sea.

Administrative and general expenses
Administrative and general expenses in 2002 were $73.0 million, compared to $64.0 million and $60.9 million in 2001 and 2000, respectively. The increase in 2002 was due to the introduction of a new management performance incentive scheme, executive redundancy and severance payments, professional fees in connection with an aborted share offering, and increased salary costs for newly hired Corporate staff. The increase in 2001 was largely due to the acquisitions of Paragon and Litwin.

Other operating income, net
In 2002, the Company recognized other operating income of $8.1 million. This primarily related to a gain of $8.0 million on the sale of the assets of Big Inch Marine Systems Inc.

In 2001, the Company recognized other operating income of $2.3 million. This primarily related to a gain of $1.2 million on the sale of the assets of Hard Suits Inc., a specialized diving company.

Non-operating (expense) income
Net interest expense
In 2002, net interest expense decreased to $18.2 million from $26.8 million in 2001. This decrease resulted largely from lower interest rates. Furthermore, during the year the Company exercised an option on a finance lease to purchase two ships, the *Seaway Polaris* and *DLB 801*, that was refinanced with bank borrowings at a lower interest rate.

In 2001, net interest expense decreased to $26.8 million from $30.0 million in 2000. This decrease was due to reductions in interest rates during the year.

Income tax provision (benefit)
The Company recorded a net tax charge of $8.2 million in 2002, compared to a net tax charge of $20.6 million in 2001 and a net tax benefit of $3.8 million in 2000.

The tax charge in 2002 included withholding taxes of $14.0 million imposed by tax authorities in certain countries. Additionally, in the North America region, the Company did not recognize a deferred tax asset for the losses incurred, and took a further $10.8 million valuation allowance against the deferred tax asset brought forward from 2001.

The Company also reviewed its position under the U.K. tonnage tax regime whereby taxable income is calculated by reference to the tonnage of the vessel, and released a further $21.3 million of deferred tax liability in respect of fixed asset timing differences which will not reverse due to the Company's intention to remain permanently in the tonnage tax regime. This was partially offset by a valuation allowance against its net operating losses.

As in the current year, the tax charge of $20.6 million in 2001 largely resulted from withholding taxes imposed by tax authorities in certain territories in West Africa, which had higher revenue in 2001 than in previous years. Additionally, the Company did not recognize a deferred tax asset in 2001 for the losses in the North America region as had been done in previous years.

Partially offsetting these items in 2001 was the release of a portion of the deferred tax liability of $15.2 million for accelerated U.K. shipping allowances as a result of the Company's U.K. shipping subsidiaries electing to join the U.K. tonnage tax regime.

The tax credit in 2000 largely resulted from poor results in the North Sea and North America where deferred tax assets were recognized.

Share capital and earnings per share
During the year ended November 30, 2002, the Company repurchased 6,392,478 Common Shares as part of the transaction to settle the share price guarantees in respect of the acquisition of ETPM and NKT. This is described in more detail in the "Business acquisitions" section above.

The 6,392,478 Common Shares were subsequently sold to SNSA for proceeds of $38.4 million. This partially repaid a loan of $64.0 million

On November 26, 2002, the Company issued 6,019,287 Common Shares to SNSA for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan provided by SNSA.

On March 7, 2001, a previously announced share reclassification became effective. The objective of the reclassification was to create a simplified and more transparent share capital structure to give all shareholders a vote on all matters and to increase the liquidity of the Common Share public float by some 50%. The previously outstanding non-voting Stolt Offshore Class A Shares were reclassified as Common Shares on a one-for-one basis.

As a result of this reclassification, at November 30, 2002, the Company had outstanding 76.3 million Common Shares and 34.0 million Class B Shares (which are economically equivalent to 17.0 million Common Shares and are all owned by SNSA) for a total of 93.3 million Common Share equivalents. The reclassification did not change the underlying economic interests of existing shareholders or the number of shares used for earnings per share purposes

Related party transactions

As described in Note 15 to the accounts, SNSA provides management services to the Company comprising legal, administrative, treasury, taxation, insurance and information technology services, which are invoiced on an arm's-length basis.

As described in Notes 3 and 19 to the accounts, in May 2002 SNSA advanced $64.0 million to the Company in order to assist the Company to repurchase the 6,142,857 Common Shares previously issued to Vinci and to settle the share price guarantee. The Company subsequently issued these and other shares to SNSA during 2002. The proceeds of $38.4 million from the issue of the shares were used to repay the debt due to SNSA. In November 2002, the Company issued 6,019,287 Common Shares to SNSA for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan.

During 2002 the Company made a payment of $50,000 for marketing services to a company in which a non-executive director has an interest (2001: $50,000, 2000: $50,000).

Legal matters

Coflexip S.A. ("CSO") commenced legal proceedings through the U.K. High Court against three subsidiaries of Stolt Offshore S.A. claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the U.K. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. The Company appealed and the Appeal Court maintained in July 2000 the validity of the patent and potentially broadened its application compared to the High Court decision. The Company applied for leave to appeal the Appeal Court decision to the House of Lords, which was denied.

During 2001 after the Appeal Court decision became final, CSO submitted an amended claim to damages claiming lost profit on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The total claim for lost profits was for approximately $89.0 million, up from approximately $14.0 million claimed after the High Court decision confirming the patent's validity, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the *Seaway Falcon* was brought into U.K. waters. The increase came because several more projects potentially became relevant. The amount of the claim has not yet been considered by the Court and has thus so far not been upheld. The Company estimates that the total claim as submitted is in the order of $130.0 million, at November 30, 2002, increasing at 8% simple interest per annum.

In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. CSO has not quantified this claim, but it will be considerably less than the claim to lost profits. The claim as drawn up by CSO has been estimated by the Company at approximately $15.0 million.

The Company, in consultation with its advisers, has assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $130.0 million and has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No.5, "*Accounting for Contingencies*", as interpreted by FASB Interpretation No.14 "*Reasonable Estimation of the Amounts of a Loss*", the Company has provided $1.5 million in the financial statements, being the lower amount of the range. The amount of damages is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

In July and October 2002 the High Court has held that CSO's case for lost profit has to be repleaded. CSO appealed this decision. On March 13, 2003, the Court of Appeal held that CSO's case for lost profit has to be repleaded. The repleading is being considered by the Company and will require to be considered by the Court before it is accepted.

On December 6, 2002, the Company settled a long-standing dispute with the owners of the *Toisa Puma* vessel for $7.3 million, including interest of $1.0 million. The nature of the dispute was the cancellation of a charter of the vessel in 1999. The Company had expected that the settlement would be made in the range of $2.0 million to $8.0 million. The cost of the final settlement was included in the Company's 2002 results.

Other contingencies

In connection with a major West African contract, the Company received a letter dated December 13, 2002 from the customer notifying the consortium of which the Company is a member, of a potential claim for liquidated damages, of which the Company's share would be $14.5 million. The claim relates to delays in completion of certain milestones. The Company believes that the customer does not have a valid case for liquidated damages, and on that basis has not recorded a provision.

Liquidity and capital resources

The primary liquidity needs of the Company are to fund working capital, acquisitions, expenditures and dry-dock costs. The Company's

Management's discussion and analysis

principal sources of funds have been cash generated from operations, borrowings from commercial banks, SNSA and the issuance of share capital.

The Company's principal credit facility is a $385.0 million secured multi-currency five-year revolving facility. The facility was entered into on September 22, 2000 with a syndicate of banks, the lead banks being Den norske Bank ASA, Banc of America Securities LLC, Salomon Brothers International Limited, HSBC Bank plc and ING Barings LLC. The facility reduces to $330.0 million on August 31, 2003.

On July 9, 2002, the Company entered into another secured multi-currency four-year revolving credit facility (together with the $385.0 million facility, the "Secured Credit Facilities") with a principal amount of $100.0 million. The facility amount reduces by $10.0 million commencing on January 9, 2004 and thereafter by $10.0 million at six monthly intervals until the termination date when the facility reduces to zero. The lead bank for this facility is Nordea Bank Norge ASA (Grand Cayman Branch), and the conditions of the facility are the same as for the Principal Secured Credit Facility.

The total amounts which can be drawn under the Secured Credit Facilities and the interest charge on outstanding debt is based on the ratio of the Company's debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The interest charge will range from 0.75% to 3.00% over the London InterBank Offered Rate ("LIBOR"). Debt under the Secured Credit Facilities is secured by a first priority mortgage on certain of the Company's ships.

As of November 30, 2002, the Company had available bank facilities, including overdraft facilities, of $542.3 million, of which $351.0 million were utilized. Of the bank facilities utilized, $335.0 million was classified as long-term debt.

Net cash provided by operating activities was $84.7 million during 2002 compared to $16.7 million in 2001. This resulted from positive cash flow from operations of $48.9 million, a reduction in working capital of $22.6 million, and dividends of $13.2 million which were received from non-consolidated joint ventures, compared to $12.2 million in 2001.

Average accounts receivable decreased to 114 days at November 30, 2002 from 125 days at November 30, 2001. Accounts payable days of 120 at November 30, 2002 compared to 134 days at November 30, 2001.

Net cash provided by operating activities during 2001 was $16.7 million compared to $58.2 million in 2000. Improved operating performance in 2001 was largely offset by a build up in working capital, particularly unbilled receivables from customers, where under the terms of the contract, invoices could not yet be raised. Average accounts receivable increased to 125 days at November 30, 2001 from 111 days at November 30, 2000. Accounts payable days of 134 days at November 30, 2001 compared to 131 days in 2000.

The other year-to-year fluctuations in cash from operating activities are due to fluctuations in net operating income as discussed under "Results of operations" above.

Net cash used in investing activities in 2002 was $76.4 million compared to $83.4 million in 2001. This mainly comprises the payment of $58.9 million to Vinci in respect of the settlement of the share price guarantee in respect of the acquisition of ETPM, and the payment of $1.6 million for the settlement of the NKT share price guarantee. This was partially offset by $23.5 million from the sale of the assets, including those of Big Inch Marine Systems, Inc. Investments made in the purchase of fixed assets were $54.6 million, which is $8.2 million lower than in 2001. $15.2 million was received in respect of investments in non-consolidated joint ventures.

Net cash used in investing activities in 2001 was $83.4 million compared to $160.6 million in 2000. In 2001, the acquisition of Paragon and Litwin accounted for $0.1 million, net of cash acquired, $62.9 million was used to purchase fixed assets and $26.1 million was paid in respect of investments in non-consolidated joint ventures.

Net cash used by financing activities in 2002 was $8.4 million, compared to cash provided of $72.5 million in 2001. Sources of financing were the receipt of a $64.0 million loan from SNSA to fund settlement of share price guarantees, and an increase in bank overdrafts of $10.2 million. These funds were used to repay capital lease purchase obligations totalling $23.7 million on the *Seaway Polaris* and *DLB 801*, and repurchase of treasury shares of $56.5 million.

Net cash provided by financing activities in 2001 was $72.5 million, compared to $103.8 million in 2000. In 2001, this was mainly composed of an increase in long-term debt of $70.0 million, a $3.3 million additional drawdown on short-term facilities, a $2.6 million decrease of restricted cash and a $3.8 million repayment of capital lease obligations. In 2000, net cash provided by financing activities mainly comprised the proceeds of $199.8 million from the issuance of 19,775,223 Class A Shares for further investment from SNSA; a net increase in long-term debt of $14.4 million was offset by the $104.3 million repayment of short-term facilities most of which were assumed through the acquisition of ETPM; the $5.4 million repayment of capital lease obligations; and a $2.6 million increase in restricted cash.

As of November 30, 2002, the outstanding commitment under the minimum share price guarantee given in connection with the acquisition of NKT, as described earlier, covers 879,121 Common Shares. The Company repurchased these shares in March 2003 at a price of $15.30 per share for a total of $13.5 million. During the next financial year, the Company also expects to make capital expenditures of about $51.2 million of which approximately $10.2 million was committed at November 30, 2002. Expected debt interest is $25.0 million for the year 2003, and miscellaneous cash outflows are expected to total $11.7 million. Based on the current level of activity, cash provided from operations is expected to be about $54.2 million, which results in a funding requirement of about $47.2 million. This funding requirement will be met through the use of existing credit facilities.

As described in Note 13 to the accounts, the Company's credit facilities contain various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to net worth and maximum consolidated debt to EBITDA. On February 26, 2003, the Company filed details of the $100.0 million Secured Credit Facility, and the amended covenants, with the US Securities and Exchange Commission.

The covenants were renegotiated with the banks in January 2003 in order to permit higher multiples of EBITDA to be used in 2003. The Company's most recent covenant calculations and projections, which include a number of less significant, non-strategic investments for disposal, indicate that there is a narrow margin of compliance with the debt to EBITDA ratio covenant at the first and second quarters of 2003, and with the tangible net worth covenant throughout 2003. Non-compliance would lead to the facilities potentially being repayable on demand. These covenant projections are subject to the risk factors inherent in forecasting income and cash flows in the offshore contracting industry. Examples of these uncertainties include, but are not limited to, the timing and quantum of agreement of variation orders and claims with customers; changes in estimates of costs to complete projects; the timing of receipt of trade receivables; recoverability issues on outstanding invoices; changes in estimates of the probable outcome of legal disputes and tax matters; fixed asset impairments; and results from joint ventures. Further risk factors are discussed below in the section "Forward-looking statements". The Company takes the view that, despite these uncertainties, it has the possibility to take timely corrective action to prevent breach of its covenants, and on that basis it has obtained a commitment from SNSA to provide a subordinated credit line of $50 million, which is currently available until November 28, 2003 and which is excluded in the calculation of covenants. In addition, SNSA has agreed to provide support for bonding lines and performance guarantees to enable tendering to continue.

Furthermore, the Company has made contingency plans in the event that the operational results for the year fall below the latest updated estimates. Management is continually investigating ways to strengthen the capitalization of the Company.

The following table sets forth the Company's contractual obligations and other commercial commitments as at November 30, 2002:

(in millions)	Total $	Less than 1 year $	1-3 years $	4-5 years $	After 5 years $
Contractual obligations					
Long-term debt	335.0	–	325.0	10.0	–
Capital leases	–	–	–	–	–
Operating leases	129.5	33.3	46.5	36.7	13.0
	464.5	33.3	371.5	46.7	13.0
Other commercial commitments					
Performance guarantees	349.5	173.3	141.0	32.1	3.1

Subsequent events

On December 3, 2002, the Company made a capital contribution of

In the first quarter of fiscal year 2003, one of the Company's West African projects has suffered disruption due to a strike at a subcontractor's yard and the hijacking of a chartered survey vessel. The extent to which the impact of these events will be borne by the Company is currently under negotiation with the customer.

On February 28, 2003, the Company made a drawdown of $48 million against the $50 million liquidity line provided by SNSA as discussed in Note 13. The $48 million drawdown was repaid within seven days.

On March 10, 2003 the Company made the final payment to NKT Holdings A/S of $13.5 million in respect of the settlement of the outstanding share price guarantee in respect of the remaining 879,121 Common Shares owned by NKT Holdings A/S, which were issued as partial consideration in the acquisition of 49% of the NKT Flexibles I/S joint venture in December 1999.

On March 17, 2003, Tom Ehret joined the Company as Chief Executive Officer. A new Chief Financial Officer, Stuart Jackson, will join the Company in April, 2003.

Multi-currency activities

The reporting currency of the Company is the U.S. Dollar. The majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The U.S. Dollar is the functional currency of the most significant subsidiaries within the Asia Pacific, North America, SEAME and South American regions. In the Norway and U.K. regions, the functional currencies are the Norwegian Kroner and the British Pound, respectively.

The Company enters into forward exchange and options contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with its committed exposures. The Company does not engage in currency speculation.

Market risk

The Company is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures on a consolidated basis, the Company enters into derivative instruments to hedge currency exposures in accordance with the Company's policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading purposes.

Currency rate and interest rate exposure

The Company's exposure to currency rate fluctuations results from its net investments in foreign subsidiaries, primarily in the U.K., Norway, France and Brazil, and from its share of the local currency earnings in its operations in the U.K., Norway and SEAME regions. The Company is also exposed to fluctuations in several other currencies resulting from operating expenditures and one-off liabilities.

The Company's currency rate exposure policy prescribes the range

Management's discussion and analysis

(continued)

exchange contracts. The Company does not use derivative instruments to hedge the value of investments in foreign subsidiaries.

The Company's exposure to third-party interest rate fluctuations results primarily from floating-rate short-term lines of credit as well as floating-rate long-term revolving credit facilities tied to LIBOR.

The Company uses a value-at-risk ("VAR") model to estimate the maximum potential loss on financial instruments that could occur from adverse movements in either interest rates or foreign exchange rates. The VAR model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a potential one-day loss in the fair market value of the instruments using statistical modeling techniques and including substantially all market risk exposures, specifically excluding joint venture investments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level.

The 95% confidence level signifies the Company's degree of confidence that actual losses would not exceed the estimated losses shown in the table below. The amounts shown here disregard the possibility that interest rates and foreign currency rates could move favorably. The VAR model assumes that all movements in these rates would be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. These amounts should not be considered to be projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

The fair value losses shown in the table below have no impact on the Company's results or financial condition.

VAR **As of November 30** (in millions)	**2002** **$**	2001 $
Interest rates	**0.2**	0.4
Foreign exchange rates	**2.4**	0.9

The increase in the VAR from $0.9 million to $2.4 million is attributable to increased volatility in the exchange rates between the Euro and the U.S. Dollar.

A discussion of the Company's accounting policies for financial instruments is included in Note 2 to the consolidated financial statements, and disclosure relating to financial instruments is included in Note 23 to the consolidated financial statements.

Critical accounting policies
The Company's significant accounting policies are described in Note 2 to the consolidated financial statements. The Company believes that the following policies are the critical accounting policies as they may involve a high degree of judgement and complexity.

Revenue recognition

completion accounting method. The Company applies Statement of Position 81-1 "*Accounting for Performance of Certain Construction-Type Projects*". Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of estimated physical completion. Management reviews these estimates monthly and revenue and gross profit are recognized each period unless the stage of completion is insufficient to enable a reasonably certain forecast of revenue to be established.

Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profits. These changes may be significant depending on the size of the project or the adjustment. When estimates indicate that a loss will be incurred on a contract on completion, a provision for the expected loss is recorded in the period in which the loss becomes known.

A major portion of the Company's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when deemed realizable.

In certain circumstances, the Company uses the services of an independent claims consultant to corroborate judgements made by management to assess whether it is probable that the claim or variation order will result in additional contract revenue and if the amount can be reliably estimated.

Tangible fixed assets, goodwill and other intangible assets
This subject is included under Critical Accounting Policies due to the subjectivity of the estimates used in projecting cash flows for assets over which there are impairment issues, and because of the large net book value of fixed assets.

Fixed assets are recorded at cost, and depreciation is recorded on a straight-line basis over the useful lives of the assets, except for ships, which are considered to have a residual value of 10%.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill arising on acquisitions prior to June 30, 2001 was amortized on a straight-line basis over 10 to 30 years and was reviewed for impairment whenever events or changes in circumstances indicated that the carrying value

Impairment of tangible fixed assets, goodwill and other intangibles
In accordance with SFAS No.121 *"Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of"*, tangible fixed assets, goodwill and other intangibles are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. When the Company records an impairment charge, this creates a new cost base for the assets which have been impaired.

The Company has discussed the significant impairment charges recorded in 2002 and 2001 in the "Depreciation and amortization" section above. In addition, the Company performed an impairment review of its Radial Friction Welding asset, which has a carrying value of $40.1 million. This asset was under development for a number of years and the Company now intends to install it on a third party ship under a joint venture arrangement. The carrying value of this asset was supported by projected undiscounted cash flows, prepared in accordance with SFAS No.121.

Recognition of provisions for legal claims, suits and complaints
The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No.5, *"Accounting for Contingencies"*, as interpreted by FASB Interpretation No.14 *"Reasonable Estimation of the Amount of a Loss"*, if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. The results of the Company may be adversely affected if the provision proves not to be sufficient. The notable legal claims made against the Company are discussed fully in Note 22 to the financial statements and are summarized in the section above entitled "Legal matters".

Income taxes
This subject is included under Critical Accounting Policies due to the necessity of making assumptions about future taxable profits and tax planning strategies. Changes in these assumptions are reasonably likely to incur from period to period and are likely to have a material impact on the results of the Company's operations and its financial position.

deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. SFAS No.109 also requires that the deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Impact of new accounting standards
The Company has adopted SFAS No.142 *"Goodwill and Other Intangible Assets"* from December 1, 2002 which requires the Company to cease amortization of its remaining net goodwill balance and perform an impairment test of its existing goodwill based on a fair value concept. In view of the $106.4 million write-off of goodwill on acquisition booked in 2002, the only future impact of SFAS No.142 will be in respect of the assessment of impairment of the goodwill and intangibles arising on the acquisition of Paragon Engineering Services, Inc. (Note 3). The Company does not believe that the adoption of the new standard will have a material impact on the results of its operations and financial position.

In June 2001, the FASB issued SFAS No.143, *"Accounting for Asset Retirement Obligations"*. SFAS No.143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company has adopted SFAS No.143 from December 1, 2002 and does not anticipate that the standard will have a material impact on its results of operations or financial position.

In August 2001, the FASB issued SFAS No.144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*. SFAS No.144 superseded SFAS No.121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of"*. SFAS No.144 primarily addresses significant issues relating to the implementation of SFAS No.121 and develops a single accounting model for long-lived assets to be disposed of by sale that is consistent with the fundamental provisions of SFAS No.121. The Company has adopted SFAS No.144 from December 1, 2002 and does not anticipate that the standard will have material impact on its results of operations or financial position.

In April 2002, the FASB issued SFAS No.145, *"Rescission of SFAS Nos.4, 44 and 64, Amendment of SFAS No.13, and Technical Corrections as of 'April 2002'"* ("SFAS No.145"). SFAS No.145 rescinds SFAS No.4, *"Reporting Gains and Losses from Extinguishment of Debt"*, SFAS No.44, *"Accounting for Intangible Assets of Motor Carriers"*, and SFAS No.64, *"Extinguishments of Debt made to satisfy Sinking-Fund requirements"*. As a result, gains and losses from extinguishment of debt that are part of the Company's recurring operations will no longer be classified as extraordinary items. In addition, SFAS No.145 amends SFAS No.13, *"Accounting for Leases"*, to eliminate an inconsistency between the required accounting for

Management's discussion and analysis

existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company has adopted SFAS No.145 from December 1, 2002 and is currently evaluating the impact that the adoption of SFAS No.145 will have on its results of operations and financial position. However, the Company does not believe that the standard will have a material impact on its results of operations or financial position.

In June 2002, the FASB issued SFAS No.146, "*Accounting for Costs Associated with Exit or Disposal Activities*". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No.94-3, "*Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*" ("EITF 94-3"). SFAS No.146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS No.146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No.146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No.146 also establishes that fair value is the objective for initial measurement of the liability. SFAS No.146 will be applied to exit or disposal activities occurring subsequent to December 1, 2002.

In November 2002, the FASB issued Interpretation Number 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*" ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for reporting periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company does not believe that the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its financial position, cash flows or results of operations.

In December 2002, the FASB issued SFAS No.148, "*Accounting for Stock-based Compensation – Transition and Disclosure, an amendment of FSAB Statement No.123*". This statement amends SFAS No.123, "*Accounting for Stock-based Compensation*", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions

SFAS No.148 which require prominent disclosure. The standard is effective from periods ending after December 15, 2002.

In January 2003, the FASB issued Interpretation Number 46 ("FIN 46"), "*Consolidation of Variable Interest Entities, an Interpretation of APB No.51.*" FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first reporting period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

Forward-looking statements

Certain statements in this Annual Report, including the message from the Chairman and the operational review from the Chief Executive Officer, describe plans or expectations for the future and constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; the availability and reliability of ships; project performance; currency fluctuations; the loss of any significant customers; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations; adverse court decisions and adverse weather conditions. Additional information concerning these as well as other factors is contained from time to time in the Company's U.S. Securities and Exchange Commission ("SEC") filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the SEC.

Selected consolidated financial data

For the year ended November 30 (in millions, except per share data)	**2002** **$**	2001 $	2000 $	1999 $	1998 $
Net operating revenue	**1,437.5**	1,255.9	983.4	640.7	649.8
Non-recurring items	**(110.5)**[a]	(7.9)[a]	(3.3)[a]	(1.6)[a]	–
Net operating (loss) income	**(123.6)**	36.4	(4.9)	24.2	77.7
Cumulative effect of change in accounting policy	–	–	–	–	3.1
Net (loss) income	**(151.9)**	(14.2)	(34.4)	16.2	57.3
Net (loss) income per Common Share and Common Share equivalent before cumulative effect of change in accounting policy[b]:					
Basic	**(1.79)**	(0.16)	(0.44)	0.27	0.92
Diluted	**(1.79)**	(0.16)	(0.44)	0.27	0.91
Net income per Common Share and Common Share equivalent for the cumulative effect of change in accounting policy[b]:					
Basic	–	–	–	–	0.05
Diluted	–	–	–	–	0.05
Net (loss) income per Common Share and Common Share equivalent[b]:					
Basic	**(1.79)**	(0.16)	(0.44)	0.27	0.97
Diluted	**(1.79)**	(0.16)	(0.44)	0.27	0.96
Weighted average number of Common Shares and Common Share equivalent outstanding[b]:					
Basic	**85.0**	87.2	78.8	59.1	59.0
Diluted	**85.0**	87.2	78.8	59.5	60.0

The Company has never paid a dividend.

As of November 30 (in millions, except per share data)	**2002** **$**	2001 $	2000 $	1999 $	1998 $
Total assets	**1,458.6**	1,560.3	1,402.8	843.3	877.1
Current assets less current liabilities (including current portion of long-term debt and capital lease obligations and debt due to SNSA)	**34.6**	78.2	12.7	31.9	67.4
Non-current assets	**868.2**	987.3	1,008.3	591.2	574.2
Long-term debt, including long-term debt due to SNSA, and capital lease obligations (including current portion)	**335.0**	358.7	292.5	200.7	221.2
Other long-term liabilities	**43.4**	63.1	61.0	14.5	22.5
Shareholders' equity	**517.1**	660.0	669.4	408.4	400.6
Book value per Common Share and Common Share equivalent[b]	**5.54**	7.57	7.68	6.90	6.79
Total number of Common Shares and Common Share equivalent outstanding[b]	**93.3**	87.2	87.2	59.2	59.0

[a] Non-recurring items relate to the charge for goodwill impairment, impairment of fixed assets and the gain on disposal of Big Inch Marine Systems, Inc in 2002, the charge for the impairment of the Comex trade name in 2001 (Note 2) and restructuring charges in 2000 and 1999 (Note 16).

[b] All share data and per share data have been restated to reflect (i) the share reclassification on March 7, 2001 whereby Class A Shares were reclassified to Common Shares on a one-for-one basis, (ii) the Class A Share distribution on June 25, 1998 and (iii) the two-for-one share split on January 9, 1998.

Independent auditors' report

To Stolt Offshore S.A.

We have audited the accompanying consolidated balance sheet of Stolt Offshore S.A. (a Luxembourg company) and its subsidiaries as of November 30, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended November 30, 2002. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit. The consolidated financial statements of the Company as of and for the years ended November 30, 2001 and 2000 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 30, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Stolt Offshore S.A. and subsidiaries as of November 30, 2002 and the consolidated results of its operations and its cash flows for the year ended November 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of the Company as of and for the years ended November 30, 2001 and 2000 were audited by other auditors who ceased operations. As described in Note 2, these consolidated financial statements have been revised to reflect reclassifications and disclosures to conform with the 2002 presentation. Our audit procedures with respect to the reclassifications included agreeing the previously reported line items or disclosure amounts to the Company analyses, comparing reclassification amounts in the analyses to supporting documentation and testing the mathematical accuracy of the analyses into the previously issued financial statements. Our audit procedures with respect to the disclosures included agreeing the additional disclosures to the Company's underlying records obtained from management. In our opinion such reclassifications and disclosures are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 or 2000 consolidated financial statements of the Company other than with respect to such relassifications and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 consolidated financial statements taken as a whole.

To Stolt Offshore S.A.

We have audited the accompanying consolidated balance sheets of Stolt Offshore S.A. (a Luxembourg company) and its subsidiaries as of November 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt Offshore S.A. and subsidiaries as of November 30, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen[1]
Glasgow, United Kingdom
January 30, 2002

[1] This report is a copy of the previously issued report covering the years ended November 30, 2001, 2000 and 1999. The predecessor auditors have not reissued their report.

Consolidated statements of operations

For the year ended November 30 (in thousands, except per share data)		2002 $	2001 $	2000 $
Net operating revenue		**1,437,488**	1,255,938	983,420
Operating expenses		**(1,395,007)**	(1,161,553)	(930,046)
Gross profit – $		**42,481**	94,385	53,374
– %		**3.0%**	7.5%	5.4%
Equity in net income of non-consolidated joint ventures		**5,287**	11,655	5,793
Administrative and general expenses		**(73,008)**	(64,043)	(60,913)
Impairment of goodwill and Comex trade name	note 2	**(106,435)**	(7,932)	–
Restructuring charges	note 16	**–**	–	(3,294)
Gain on sale of fixed assets		**8,003**	1,234	572
Other operating income (loss), net		**65**	1,066	(430)
Net operating (loss) income		**(123,607)**	36,365	(4,898)
Non-operating (expense) income				
Interest expense		**(18,873)**	(29,271)	(32,157)
Interest income		**633**	2,451	2,165
Foreign currency exchange gains (losses), net		**212**	(323)	(810)
(Loss) income before income taxes and minority interests		**(141,635)**	9,222	(35,700)
Income tax (provision) benefit	note 10	**(8,158)**	(20,619)	3,778
Loss before minority interests		**(149,793)**	(11,397)	(31,922)
Minority interests		**(2,062)**	(2,806)	(2,521)
Net loss		**(151,855)**	(14,203)	(34,443)
Earnings per Common Share				
Net loss per Common Share and Common Share equivalent:				
Basic		**(1.79)**	(0.16)	(0.44)
Diluted		**(1.79)**	(0.16)	(0.44)
Weighted average number of Common Shares and Common Share equivalents outstanding	note 2			
Basic		**85,010**	87,201	78,774
Diluted		**85,010**	87,201	78,774

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated balance sheets

As of November 30 (in thousands)		2002 $	2001 $
Assets			
Current assets			
Cash and cash equivalents		**11,672**	11,670
Restricted cash deposits	note 4	**1,732**	1,296
Trade receivables	note 5	**428,102**	428,601
Inventories and work-in-progress	note 6	**17,525**	25,424
Receivables due from related parties and short-term advances to non-consolidated joint ventures	note 9	**62,438**	61,140
Forward contracts	note 23	**23,438**	–
Prepaid expenses and other current assets		**45,468**	44,836
Total current assets		**590,375**	572,967
Fixed assets, at cost	note 8	**1,188,607**	1,096,329
Less accumulated depreciation and amortization	note 8	**(405,764)**	(316,858)
Total fixed assets, net		**782,843**	779,471
Deposits and non-current receivables		**38,548**	36,192
Investments in and advances to non-consolidated joint ventures	note 9	**28,774**	35,529
Deferred taxes	note 10	**3,101**	10,386
Goodwill and other intangible assets	note 2	**10,716**	122,236
Prepaid pension asset	note 11	**4,247**	3,482
Total assets		**1,458,604**	1,560,263
Liabilities and shareholders' equity			
Current liabilities			
Bank overdrafts and lines of short-term credit	note 12	**15,966**	5,240
Short-term payables due to SNSA	note 15	**633**	9,482
Current maturities of long-term debt and capital lease obligations	note 13	**17**	23,653
Accounts payable and accrued liabilities	note 14	**387,634**	349,440
Accrued salaries and benefits		**51,853**	41,515
Advance billings		**40,168**	11,536
Other current liabilities		**59,509**	53,909
Total current liabilities		**555,780**	494,775
Long-term debt and capital lease obligations	note 13	**335,007**	335,026
Deferred taxes	note 10	**7,189**	18,194
Other long-term liabilities		**26,886**	39,955
Accrued pension liability	note 11	**9,326**	4,992
Minority interests		**7,359**	7,299
Commitments and contingencies	notes 17 and 22		
Shareholders' equity	note 19		
Common Shares, $2.00 par value – 140,000,000 shares authorized (2001: 140,000,000), 76,262,215 shares issued and outstanding (2001: 70,228,536)		**152,524**	140,457
Class B Shares, $2.00 par value – 34,000,000 shares authorized, issued and outstanding (2001: 34,000,000)		**68,000**	68,000
Paid-in surplus		**416,677**	463,615
(Deficit) retained earnings		**(117,492)**	52,436
Accumulated other comprehensive loss		**(2,652)**	(64,486)
Total shareholders' equity		**517,057**	660,022

Consolidated statement of shareholders' equity

(in thousands, except share data)	Common Shares $	Class A Shares $	Class B Shares $	Paid-in surplus $	Retained earnings (Deficit) $	Treasury Shares $	Accumulated other comprehensive loss $	Total shareholders' equity $	Comprehensive income (loss) $
Balance, November 30, 1999	44,913	39,422	68,000	178,551	101,082	–	(23,525)	408,443	
Issuance of 1,758,242 Class A Shares	–	3,516	–	21,934	–	–	–	25,450	
Issuance of 6,142,857 Class A Shares	–	12,286	–	101,357	–	–	–	113,643	
Issuance of 10,341,261 Class A Shares	–	20,683	–	79,317	–	–	–	100,000	
Issuance of 9,433,962 Class A Shares	–	18,868	–	81,132	–	–	–	100,000	
Net loss	–	–	–	–	(34,443)	–	–	(34,443)	(34,443)
Translation adjustments, net	–	–	–	–	–	–	(45,350)	(45,350)	(45,350)
Comprehensive loss	–	–	–	–	–	–	–	–	(79,793)
Exercise of share options	533	85	–	1,280	–	–	–	1,898	
Other, net	–	–	–	(192)	–	–	–	(192)	
Balance, November 30, 2000	45,446	94,860	68,000	463,379	66,639	–	(68,875)	669,449	
Reclassification of Class A Shares to Common Shares	94,860	(94,860)	–	–	–	–	–	–	
Net loss	–	–	–	–	(14,203)	–	–	(14,203)	(14,203)
Translation adjustment in respect of SFAS No.133	–	–	–	–	–	–	(2,238)	(2,238)	(2,238)
Gain on hedging reclassified into earnings	–	–	–	–	–	–	2,238	2,238	2,238
Translation adjustments, net	–	–	–	–	–	–	4,389	4,389	4,389
Comprehensive loss	–	–	–	–	–	–	–	–	(9,814)
Exercise of share options	151	–	–	236	–	–	–	387	
Balance, November 30, 2001	140,457	–	68,000	463,615	52,436	–	(64,486)	660,022	
Purchase of 6,392,478 Treasury Shares at market value[a]	–	–	–	–	–	(56,493)	–	(56,493)	
Settlement of share price guarantee[a]	–	–	–	(60,557)	–	–	–	(60,557)	
Sale of 6,392,478 Treasury Shares	–	–	–	–	(18,073)	56,493	–	38,420	
Issuance of 6,019,287 Common Shares	12,038	–	–	13,542	–	–	–	25,580	
Net loss	–	–	–	–	(151,855)	–	–	(151,855)	(151,855)
Net gains in respect of derivative instruments, net of tax $3,184	–	–	–	–	–	–	22,169	22,169	22,169
Translation adjustments, net	–	–	–	–	–	–	41,700	41,700	41,700
Minimum pension liability adjustment, net of tax $915	–	–	–	–	–	–	(2,035)	(2,035)	(2,035)
Comprehensive loss	–	–	–	–	–	–	–	–	(90,021)
Exercise of share options	29	–	–	77	–	–	–	106	
Balance, November 30, 2002	152,524	–	68,000	416,677	(117,492)	–	(2,652)	517,057	

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

[a] Purchase of 6,392,478 Treasury Shares from NKT Holdings A/S and Vinci. Further details are provided in Note 3.

Consolidated statements of cash flows

For the year ended November 30 (in thousands)	2002 $	2001 $	2000 $
Cash flows from operating activities			
Net loss	**(151,855)**	(14,203)	(34,443)
Adjustments to reconcile net loss to net cash provided by operating activities			
Depreciation and amortization	**96,093**	91,750	82,117
Impairment of goodwill and other intangibles	**106,435**	7,932	–
Amortization of dry-dock costs	**15,378**	8,441	3,985
Equity in net income of non-consolidated joint ventures	**(5,287)**	(11,655)	(5,793)
Dividends from non-consolidated joint ventures	**13,195**	12,235	–
Minority interest in consolidated subsidiaries	**2,062**	2,806	2,521
Deferred tax	**(5,906)**	(4,433)	(16,731)
Gain on sale of assets	**(8,003)**	(1,234)	(572)
Changes in operating assets and liabilities, net of acquisitions			
Trade receivables	**43,980**	(141,003)	18,316
Prepaid expenses and other current assets	**(18,198)**	10,024	(18,576)
Inventories and work-in-progress	**2,965**	8,241	(13,160)
Accounts and notes payable	**(11,992)**	91,021	29,094
Accrued salaries and benefits	**5,295**	635	(5,517)
Other short-term and other long-term liabilities	**21,147**	(25,928)	28,630
Payments of drydock costs	**(20,632)**	(17,893)	(11,638)
Net cash provided by operating activities	**84,677**	16,736	58,233
Cash flows used in investing activities			
Acquisition of subsidiaries, net of cash acquired	**–**	(61)	(111,175)
Settlement of share price guarantees	**(60,557)**	–	–
Purchase of fixed assets	**(54,634)**	(62,868)	(61,724)
Proceeds from sale of fixed and intangible assets	**23,526**	5,590	19,157
Increase in investments and other non-current financial assets	**(13,638)**	(26,715)	(6,886)
Decrease in investments and other non-current financial assets	**28,855**	626	–
Net cash used in investing activities	**(76,448)**	(83,428)	(160,628)
Cash flows (used) provided by financing activities			
Net increase (decrease) in bank overdraft	**10,184**	3,332	(104,323)
Proceeds from issuance of long-term debt	**–**	69,985	340,000
Repayments of long-term debt	**–**	–	(175,597)
(Increase) decrease in restricted cash deposits securing capital lease obligations and accrued taxation liabilities	**(146)**	2,628	(2,601)
Repayments of capital lease obligations	**(23,657)**	(3,845)	(5,425)
Repayment of debt to an affiliate	**–**	–	(150,000)
Proceeds from issuance of debt by SNSA	**64,000**	–	–
Proceeds from the issuance of Class A Shares	**–**	–	199,808
Repurchase of Treasury Shares	**(56,493)**	–	–
Exercise of share options	**106**	387	1,898
Dividends paid to minority interests	**(2,352)**	–	–
Net cash (used) provided by financing activities	**(8,358)**	72,487	103,760
Effect of exchange rate changes on cash	**131**	(440)	(902)
Net increase in cash and cash equivalents	**2**	5,355	463
Cash and cash equivalents at beginning of year	**11,670**	6,315	5,852
Cash and cash equivalents at end of year	**11,672**	11,670	6,315

Details of non-cash transactions are provided in Note 2.

Notes to the consolidated financial statements

1. The Company

Stolt Offshore S.A., a Luxembourg company, and consolidated subsidiaries (together "the Company") is one of the largest offshore contractors in the world with services covering all phases of subsea offshore oil and gas operations from exploration to decommissioning. The Company operates in more than 60 countries worldwide and maintains regional offices in the U.K.; Norway; Asia Pacific; Southern Europe, Africa and the Middle East ("SEAME"); South America; and North America.

The market for the Company's services is dependent upon the success of exploration and the level of development and production expenditures in the oil and gas industry. Such expenditures are cyclical in nature and influenced by prevailing and anticipated oil and gas prices.

As discussed in more detail in Note 13, the long-term debt and capital lease obligations section, the Company's latest forecasts for 2003 indicate that there will be a narrow margin of compliance with debt covenants at each quarter end. The Company's ability to remain within these covenants is dependent on (1) its operating performance, (2) funding from its parent company, SNSA, and (3) the Company's plans to divest certain assets. The Company's plans and the risks relating to its projections and these plans are described in Note 13.

2. Accounting policies

Principles of consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. and include the accounts of all majority-owned companies in which the Company has operating control. All significant intercompany transactions and balances have been eliminated. The Company has invested in several joint ventures. These include Seaway Heavy Lifting ("SHL") and NKT Flexibles I/S ("NKT"), Sonamet, Sonastolt and project-specific joint ventures. In these joint ventures, the Company will typically have economic and voting interests of 30% to 55%. The Company accounts for its investments in non-consolidated joint ventures under the equity method.

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year. In the preparation of these consolidated financial statements, estimates and assumptions have been made by management including costs to complete on projects, recognition of revenue in respect of variation orders and claims, the selection of useful lives of tangible and intangible fixed assets, provisions necessary for trade receivables, the carrying value of non-consolidated joint ventures, income tax valuation allowances, provisions for legal disputes and other similar evaluations. Actual results could differ from those estimates.

The Company records minority interest expense, which reflects the portion of the earnings of the majority-owned operations that are applicable to the minority interest partners. The minority interest amounts recorded in the accompanying consolidated financial statements primarily represent the share of minority partners' interest of 33⅓% in Alto Mar Girassol and the minority partners' 63% interest in Paragon Engineering Services, Inc., the acquisition of which is discussed further in Note 3.

Foreign currency translation

The Company, incorporated in Luxembourg, has U.S. Dollar share capital and long-term debt is denominated in U.S. Dollars. As a result, the Company's reporting currency and functional currency is the U.S. Dollar.

The Company translates the financial statements of its subsidiaries from their functional currencies (usually local currencies) into U.S. Dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at exchange rates which approximate the average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of accumulated other comprehensive loss as "Translation adjustments, net" in the accompanying consolidated statements of shareholders' equity. Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in "Foreign currency exchange gains (losses), net" in the accompanying consolidated statements of operations. The functional currencies of the companies that comprise the Norway region and the U.K. region are Norwegian Kroner and British Pound, respectively. The U.S. Dollar is the functional currency of the most significant subsidiaries within the Asia Pacific, North America, SEAME and South America regions.

The Company uses derivative instruments, primarily foreign exchange forward contracts, to reduce its exposure to currency fluctuations. All of the instruments used are hedges against forecasted underlying operating exposures, which are designated as cash flow hedges. The Company does not enter into open speculative positions. Effective December 1, 2000, the Company adopted Statement of Financial Accounting Standards ("SFAS") No.133, "*Accounting for Derivative Instruments and Hedging Activities*", as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative instrument are recorded in other comprehensive loss ("OCI") in the consolidated statement of shareholders' equity, and ineffective portions of changes in cash flow hedges are recognized in the consolidated statement of operations when the hedged item affects earnings. If the derivative instrument is terminated or settled prior to the expected maturity or realization of the underlying item, hedge accounting is discontinued prospectively.

Notes to the consolidated financial statements

Presentation of financial statements
The 2001 and 2000 consolidated financial statements have been revised to reflect reclassifications and disclosures to conform with the 2002 presentation as follows:

- Reclassification of gains on disposals of assets of $1.2 million and $0.6 million in 2001 and 2000, respectively, from "Non-operating (expense) income" to "Gain on sale of fixed assets" in the consolidated statement of operations.
- Reclassification of other income (loss) of $1.1 million and $(0.4) million in 2001 and 2000, respectively, from "Non-operating (expense) income" to "Other operating income (loss), net" in the consolidated statement of operations.
- Reclassification of "Dividends from non-consolidated joint ventures" of $12.2 million in 2001 from "Net cash used in investing activities" to "Net cash provided by operating activities"; and reclassification of $0.6 million in 2001 from "Increase in investments and other non-current financial assets" to "Decrease in investments and other non-current financial assets" in the consolidated statements of cash flows.
- Disclosures in Note 5, "Trade receivables" to present unbilled receivables due in respect of disputed variation orders and claims of $4.4 million in 2001.
- Reclassifications within the table reconciling the Company's effective tax rate to the statutory tax rate in Note 10, "Income taxes".
- Disclosures in Note 23, "Financial instruments" to present accounts receivable in respect of the largest customer of $61.9 million in 2001 and accounts receivable in respect of the second largest customer of $39.0 million in 2001.

Revenue recognition
Long-term contracts are accounted for using the percentage-of-completion method. The Company applies Statement of Position 81-1 "*Accounting for Performance of Certain Construction-Type Projects*". Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs. Provisions for anticipated losses are made in the period in which they become known.

A major portion of the Company's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognized as contract revenue when realization is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets which are recognized in the contract estimates when deemed realizable.

The financial reporting of the Company's contracts depends on as the contract progresses to completion and revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. The net effect on net income of significant revisions to contract estimates was $(58.8) million in 2002, $2.4 million in 2001 and $(10.7) million in 2000. The net effect of these revisions on net (loss) income per share was $(0.69) in 2002, $0.03 in 2001 and $(0.14) in 2000.

Fixed assets
Fixed assets are recorded at cost. Interest costs incurred between the date that financing is provided for an asset and the date that the asset is ready for use are capitalized. No interest was capitalized for the years ended November 30, 2002, 2001 or 2000. Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and amortized on the same basis as fixed assets described below.

Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

Construction support ships:	
Deepwater heavy construction ships	9 to 25 years
Light construction and survey ships	10 years
Trunkline barges and anchor ships	7 to 20 years
Operating equipment	7 to 10 years
Buildings	20 to 33 years
Other assets	5 to 10 years

Ships are depreciated to a residual value of 10% of acquisition cost, which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other fixed assets.

Costs for fitting out construction support ships are capitalized and amortized over a period equal to the remaining useful life of the related equipment.

Depreciation expense, which includes amortization of assets under capital leases, was approximately $89.7 million for the year ended November 30, 2002 (2001: $86.0 million and 2000: $76.2 million).

On December 1, 1999 the Company changed its accounting policy for dry-dock costs from an accrual basis to a deferral basis. Capitalized dry-dock costs are amortized over the period between vessel dockings, which is typically between two and five years. Amortization of capitalized dry-dock costs was $15.4 million for the year ended November 30, 2002 (2001: $8.4 million and 2000: $4.0 million). The unamortized portion of capitalized dry-dock costs of $27.4 million (2001: $21.2 million) is included in "Deposits and non-current receivables" in the accompanying consolidated balance sheets.

Maintenance and repair costs, which are expensed as incurred, were $43.6 million for the year ended November 30, 2002 (2001: $42.1 million and 2000: $44.2 million).

Goodwill and other intangible assets

arising on acquisitions prior to June 30, 2001 was amortized on a straight-line basis over 10 to 30 years and goodwill is reviewed for impairment whenever events or changes in circumstances indicated that the carrying value may not be recoverable. Goodwill arising on acquisitions after June 30, 2001 is not amortized, but is tested for impairment annually or earlier, whenever impairment indicators arise.

In accordance with the transitional provisions of SFAS No.142, "*Goodwill and Other Intangible Assets*", from December 1, 2002, goodwill acquired in business considerations subsequent to June 30, 2001 is not amortized.

Included in the net book value of intangible assets at November 30, 2002 was goodwill of $6.0 million (2001: $120.1 million) and other intangible assets of $4.7 million (2001: $2.1 million). The amortization expense for the year ended November 30, 2002 was $6.4 million, excluding the impairment of goodwill charge of $106.4 million (2001: $5.7 million and 2000: $5.9 million). The 2001 expense of $5.7 million excludes the one-off impairment charge of $7.9 million for the Comex trade name as discussed below.

Impairment of tangible fixed assets, goodwill and other intangibles

In accordance with SFAS No.121, "*Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of,*" tangible fixed assets, goodwill and other intangibles are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for impairment, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led the Company to perform an impairment review of all goodwill on acquisition. As a result, impairment charges totalling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire remaining goodwill on the acquisition of Ceanic Corporation. The remainder of the impairment related to the write-off of goodwill arising on the acquisition of Danco A/S, which holds the equity investment in the NKT joint venture, and PT Komaritim, the Company's Indonesian subsidiary.

Several factors were taken into account in the analysis and supporting projected cash flows that resulted in the impairment charge of $103.0 million to eliminate the entire remaining goodwill on acquisition of Ceanic Corporation. The acquisition was made in 1998 as part of a strategy to establish a presence in one of the world's most important offshore markets, at a price that reflected rising oil prices and favorable investment conditions. Since then the Gulf of Mexico offshore contractor market has experienced an unprecedented downturn. As a result, the North America Region was loss-making for the two years ended November 30, 2001, and again performed reports indicate that the major oil companies are directing their development funds away from U.S. waters and towards overseas targets, particularly West Africa, where the per-barrel recovery costs are lower. The Company foresees no significant upturn in demand in the Gulf of Mexico market in 2003 and has therefore revised earlier assumptions of long-term market growth in its impairment model and eliminated the remaining goodwill. The Company's strategy is still to maintain a strong competitive presence in the Gulf of Mexico, and is planning to expand its service offering to the ultra-deepwater market in this and other regions, including shipboard Radial Friction Welding. The Ceanic goodwill was previously amortized over 25 years.

The NKT joint venture has been loss-making since the Company acquired its 49% share in 2000, and the market for flexible pipes has not grown as quickly as expected. As a consequence, the joint venture has suffered from excess production capacity and has not met its performance targets. During 2002, NKT management revised its strategy to focus on efficiency and has predicted slower growth in the next few years than initially forecast. The Company performed an impairment test for the goodwill in Danco A/S based on the cash flow projections in the NKT business plan, and determined that the goodwill was fully impaired. An impairment adjustment of $1.8 million was recorded in November 2002. This goodwill was previously amortized over 10 years on a straight-line basis.

The PT Komaritim subsidiary in Indonesia has been loss-making for several years, and in 2002 once again underperformed management's expectations. The Indonesian market is still characterized by high competition in the shallow water sector, an environment in which the Company is unable to fully leverage its technology and core expertise. The Company determined, on the basis of projected cash flows, that the goodwill was fully impaired, and a charge of $1.6 million was recorded in the year ended November 30, 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

The Company changed its name from "Stolt Comex Seaway" to "Stolt Offshore" midway through 2000. In 2000, management's view was that both names were used in the marketplace and management expected that the "Comex" brand continued to be recognized by customers in the main markets. By the final quarter of 2001, management determined that the "Stolt Offshore" name had gained a higher prominence than the "Stolt Comex Seaway" name. As a result it was not practicable to justify separate projected cash flow streams to support the value of the "Comex" name. Therefore, management determined that the "Comex" brand had been fully impaired and the Company recorded an impairment charge of $7.9 million during the year ended November 30, 2001. The "Comex" trade name was previously amortized over 30 years on a straight-line basis.

Impairment of investments in non-consolidated joint ventures

The Company reviews its investments in non-consolidated joint ventures periodically to assess whether there is an other than temporary decline in the carrying value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment. This is assessed by

Notes to the consolidated financial statements

Research and development expenditure
The costs of research and development are expensed as incurred.

Income taxes
The Company accounts for income taxes under the provisions of SFAS No.109, *"Accounting for Income Taxes"*. SFAS No.109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income from continuing operations for the period that includes the enactment date. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Cash and cash equivalents
Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Debt costs
Costs incurred in connection with issuance of debt such as facility fees, are treated as a deferred charge and classified as a non-current asset. Such costs are amortized over the life of the debt as additional interest. If the debt expires or is terminated, the deferred costs are expensed immediately.

Earnings per share
Earnings per share is computed using the weighted average number of Common and Class B Shares and equivalents outstanding during each period. The computations for the three years ended November 30, 2002 are based upon the following outstanding shares:

For the year ended November 30	2002	2001	2000
Basic			
Common Shares	**68,009,632**	70,201,030	61,774,156
Class B Shares	**17,000,000**	17,000,000	17,000,000
Total	**85,009,632**	87,201,030	78,774,156
Diluted			
Common Shares	**68,009,632**	70,201,030	61,774,156
Class B Shares	**17,000,000**	17,000,000	17,000,000
Total	**85,009,632**	87,201,030	78,774,156
Basic	**85,009,632**	87,201,030	78,774,156
Potentially dilutive share options	–	–	–
Diluted	**85,009,632**	87,201,030	78,774,156

The diluted loss per share for the year ended November 30, 2002 does not include Common Share equivalents in respect of share options of 98,330 as their effect would be anti-dilutive (2001: 415,941 and 2000: 624,373).

Class B Shares have only 50% of the economic rights of Common Shares.

All share data and per share data have been restated to reflect the share reclassification on March 7, 2001 whereby Class A Shares were reclassified to Common Shares on a one-for-one basis.

Treasury shares
Capital stock acquired, that is not retired, is treated as if it had been retired or carried at cost and reflected as a separate reduction from shareholders' equity.

Stock-based compensation
The Company has elected to account for its stock-based compensation awards to employees and Directors under Accounting Principles Board ("APB") Opinion No.25 and to provide the disclosures required by SFAS No.123, *"Accounting for Stock Based Compensation"* in Note 20.

Consolidated statements of cash flows
The following table sets forth non-cash financing and investing activities and selected cash flow information. The table summarizes acquisitions accounted for under the purchase method and the issue of shares to SNSA in return for reduction of debt.

For the year ended November 30 (in thousands)	2002 $	2001 $	2000 $
Estimated fair value of tangible assets acquired less liabilities assumed or created	–	(4,755)	280,059
Goodwill and identifiable intangible assets acquired	–	11,389	2,062
Cash acquired	–	10,020	14,411
Purchase price			
Cash	–	(9,959)	(125,586)
Deferred consideration	–	(6,695)	–
Shares issued	–	–	(139,094)
Capital lease	–	–	(31,852)
Sale of 6,392,478 Common Shares to SNSA	**38,420**	–	–
Issuance of 6,019,287 Common Shares to SNSA	**25,580**	–	–
Repayment of loan due due to SNSA	**(64,000)**	–	–
Interest paid	**(16,306)**	(27,200)	(27,000)
Income taxes paid	**(11,006)**	(13,709)	(8,000)

Interest paid includes $0.6 million paid to SNSA in the year ended November 30, 2002 (2001: $0.4 million, 2000: $3.6 million).

Impact of new accounting standards

The Company has adopted SFAS No.142 *"Goodwill and Other Intangible Assets"*, from December 1, 2002 which required the Company to cease amortization of its remaining net goodwill balance and perform an impairment test of its existing goodwill based on a fair value concept. In view of the $106.4 million write off of goodwill on acquisition booked in 2002, which was calculated under SFAS No.121, the only future impact of SFAS No.142 will be in respect of the assessment of impairment of the goodwill and intangibles arising on the acquisition of Paragon Engineering Services, Inc. (Note 3). The Company does not believe that the adoption of the new standard will have a material impact on the results of its operations and financial position.

In June 2001, the FASB issued SFAS No.143, *"Accounting for Asset Retirement Obligations"*. SFAS No.143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company has adopted SFAS No.143 from December 1, 2002 and does not anticipate that the standard will have a material impact on its results of operations or financial position.

In August 2001, the FASB issued SFAS No.144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*. SFAS No.144 superseded SFAS No.121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of"*. SFAS No.144 primarily addresses significant issues relating to the implementation of SFAS No.121 and develops a single accounting model for long-lived assets to be disposed of by sale that is consistent with the fundamental provisions of SFAS No.121. The Company has adopted SFAS No.144 from December 1, 2002 and does not anticipate that adoption of SFAS No.144 will have material impact on results of operations or financial position.

In April 2002, the FASB issued SFAS No.145, *"Rescission of SFAS Nos.4, 44 and 64, Amendment of SFAS No.13, and Technical Corrections as of April 2002"* ("SFAS No.145"). SFAS No.145 rescinds SFAS No.4, *"Reporting Gains and Losses from Extinguishment of Debt,"* SFAS No.44, *"Accounting for Intangible Assets of Motor Carriers,"* and SFAS No.64, *"Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements"*. As a result, gains and losses from extinguishment of debt that are part of the Company's recurring operations will no longer be classified as extraordinary items. In addition, SFAS No.145 amends SFAS No.13, *"Accounting for Leases,"* to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No.145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company has adopted SFAS No.145 from December 1, 2002 and is currently evaluating the impact that the adoption of SFAS No.145 will have on its results of operations and financial position. However, the Company does not believe that the adoption of SFAS No.145 will have a material impact on its results of operations or financial position.

In June 2002, the FASB issued SFAS No.146, *"Accounting for Costs Associated with Exit or Disposal Activities"*. This SFAS addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No.94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)"* ("EITF 94-3"). SFAS No.146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS No.146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No.146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No.146 also establishes that fair value is the objective for initial measurement of the liability. SFAS No.146 will be applied to exit or disposal activities occurring subsequent to December 1, 2002.

In November 2002, the FASB issued Interpretation Number 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* ("FIN 45"). This Interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for reporting periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company does not believe that the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its financial position, cash flows or results of operations.

In December 2002, the FASB issued SFAS No.148, *"Accounting for stock-based compensation – Transition and Disclosure, an amendment of FASB Statement No.123."* This statement amends SFAS No.123, *"Accounting for Stock-based Compensation"*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Since the Company is continuing to account for stock-based compensation according to APB No.25, the Company has adopted the provisions of SFAS No.148 which require prominent disclosure. The standard is effective for reporting periods ending after December 15, 2002.

In January 2003, the FASB issued Interpretation Number 46 ("FIN 46"), *"Consolidation of Variable Interest Entities, an Interpretation of APB No.51."* FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling

Notes to the consolidated financial statements

financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first reporting period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

3. Business acquisitions

On March 30, 2001, the Company acquired 82% of the voting rights and 62% of the economic rights of a newly-created company, Paragon Engineering Holdings, Inc. ("PEH"). PEH subsequently purchased 20% of the share capital of Paragon Engineering Services, Inc. ("Paragon"), a Houston-based engineering service company, and an option to purchase an additional 40% of the share capital. PEH exercised the option on September 4, 2001. On July 18, 2001, the Company purchased the entire share capital of the Paris-based engineering company Ingerop Litwin ("Litwin"). These acquisitions, by adding conceptual design and detailed engineering services, will enable the Company to better undertake all engineering required on many of the large engineering, procurement, installation and commission type contracts that are expected to come into the market in the next few years.

The consideration, including acquisition costs, paid to acquire Paragon and Litwin was $16.7 million of which $4.3 million in relation to the Paragon acquisition has been deferred for payment until March 30, 2005. The net present value of the deferred payment has been included in "Other long-term liabilities" in the accompanying consolidated balance sheet. Additionally, from March 30, 2005, the Paragon sale agreement provides for a further payment to be made to a former shareholder of Paragon. This payment is contingent upon a multiplier of the future earnings of Paragon, as defined in the agreement, exceeding the deferred consideration. No recognition of the contingent payment has been made in the financial statements of the Company as it is not certain beyond reasonable doubt that this payment will be made and currently it is not possible to quantify the amount.

The results of Paragon have been included in the consolidated results of operations from September 4, 2001, when the Company assumed effective control of the entity. The amount which represents the minority shareholders' interests in the results of Paragon, effectively 63%, has been recorded as minority interest expense in the results of operations of the Company. The results of Litwin have been included in the consolidated results of operations from July 18, 2001.

At November 30, 2001 the Company preliminarily estimated that its share of the fair value of intangible assets acquired in Paragon was $2.1 million. The share of the fair value of these intangible assets was subsequently revised to $5.2 million during the current year on the finalization of external valuations. The increase in the fair value of the intangible assets of $3.1 million, net of associated deferred tax

Of the $5.2 million of acquired intangible assets, $1.7 million was allocated to the "Paragon" trade name which is considered to have an indefinite useful life; $1.4 million was allocated to order backlog which is being amortized over the period to November 30, 2004; and $1.2 million was allocated to non-complete agreements, which are being amortized over the period to March 31, 2005. The remaining $0.9 million of acquired intangible assets relating to software patents and a favorable leasehold have a weighted-average useful life of approximately six years. The Company considers each reporting period whether a useful life can be determined for the trade name and reviews the trade name for impairment at least annually.

The following table summarizes the revised estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition.

(in thousands)	$
Cash	10,020
Other current assets	20,969
Fixed assets, at cost	2,538
Intangible assets	5,209
Goodwill	5,999
Other non-current assets	939
Total assets acquired	45,674
Current liabilities	(23,897)
Non-current liabilities	(1,466)
Minority interest	(3,657)
Net assets acquired	16,654

The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company, Paragon and Litwin as if the acquisitions occurred at the beginning of 2000. Pro forma adjustments include depreciation and amortization, interest charges on debt and lines of credit, elimination of related party transactions and the tax adjustments associated with the above.

For the year ended November 30 (in thousands, except per share data)	2001 $	2000 $
Net operating revenue	1,313,289	1,030,748
Net loss	(14,193)	(40,277)
Net loss per share:		
Basic	(0.16)	(0.51)
Diluted	(0.16)	(0.51)

The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.

The Company's revenue for 2001 included sales of $1.1 million to Paragon.

On December 7, 1999, the Company completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of gas industry. The transaction was effected through the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in NKT. NKT is owned 51% by NKT Holdings A/S, and 49% by the Company through Danco A/S. The total consideration for the acquisition was $36.0 million: $10.5 million cash and the issue of 1,758,242 Class A Shares, with an average guaranteed value of $14.475 per share, for a value of $25.5 million. The Class A Shares have subsequently been converted to Common Shares on a one-for-one basis.

On February 20, 2002 the Company paid cash of $3.4 million to repurchase 249,621 of the Common Shares previously issued to NKT Holdings A/S. $1.6 million related to the settlement of the minimum share price guarantee, being the difference between the guarantee price and the market price of Common Shares on February 20, 2002. This was deducted from paid in surplus. The remaining $1.8 million represented the market value of the shares repurchased. As described in Note 19, these shares were subsequently sold to Stolt-Nielsen S.A. ("SNSA"), the Company's majority shareholder, on November 19, 2002.

As of November 30, 2002, the Company continued to have an obligation for an average guaranteed value of $15.30 per share over 879,121 Common Shares.

The acquisition of Danco A/S has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's results of operations from the date of acquisition. The excess of cash paid over the fair value of net assets acquired was recorded as goodwill of $2.1 million at the date of acquisition, but in view of the poor financial performance of the entity since acquisition, the remaining unamortized goodwill of $1.8 million was identified as impaired and fully written off at November 30, 2002.

On December 16, 1999, the Company acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"). GTM has subsequently been acquired by Groupe Vinci S.A. ("Vinci"). The remaining 45% of ETPM was acquired on February 4, 2000.

The total consideration for the acquisition was $350.0 million and was comprised of the following items: (i) $111.6 million in cash; (ii) the issue of 6,142,857 Class A Shares, which were subsequently converted to Common Shares on a one-for-one basis, with a minimum guarantee price of $18.50 per share for a total value of $113.6 million; (iii) the assumption of debt of $18.4 million due from ETPM to GTM and debt of $71.0 million due to third parties; (iv) acquisition costs of $3.4 million; and (v) $32.0 million being the net present value at acquisition of a hire purchase arrangement for two ships owned by GTM, the *Seaway Polaris* and the *DLB 801*, with an early purchase option after two years.

During the year ended November 30, 2002 the Company settled the share price guarantee with Vinci, the vendors of ETPM. On May 3, 2002, the Company paid cash of $113.6 million to repurchase the 6,142,857 Common Shares held by Vinci. $58.9 million related to the settlement of the minimum share price guarantee, being the difference between the guarantee price and the market price of Common Shares on May 3, 2002. This was deducted from paid in surplus. The remaining $54.7 million paid represented the market value of the shares repurchased. As described in Note 19, these shares were subsequently sold to SNSA on June 24, 2002 and November 14, 2002.

The acquisition of ETPM has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's results of operations from the date of acquisition. The acquisition generated negative goodwill of $5.8 million and non-current assets have been reduced by this amount.

The acquisition was initially funded by cash provided by SNSA the Company's majority shareholder, and was replaced by a bridge finance facility which has subsequently been repaid.

4. Restricted cash balances

Restricted cash balances comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain third-party obligations. There are no other significant conditions on the restricted cash balances.

5. Trade receivables

Trade receivables at November 30, 2002 of $428.1 million (2001: $428.6 million) are net of allowances for doubtful accounts of $5.9 million (2001: $9.2 million). Included in trade receivables at November 30, 2002 was $261.9 million (2001: $215.1 million) of unbilled receivables. As at November 30, 2002, included in unbilled trade receivables was $46.2 million (2001: $4.4 million) of unbilled receivables due in respect of disputed variation orders and claims. The Company obtained an independent expert's report to corroborate management assertions on the amount of variation orders and claims for which recovery is both probable and could be reliably estimated.

6. Inventories and work-in-progress

Inventories and work-in-progress are stated at the lower of cost or market value and comprise the following:

As of November 30 (in thousands)	2002 $	2001 $
Materials and supplies	**11,360**	14,620
Spare parts	**2,723**	4,281
Work-in-progress and mobilizations	**708**	4,227
Fuels	**2,734**	2,237
Other	**–**	59
Total	**17,525**	25,424

Costs are determined in accordance with the weighted-average cost method. Costs of fitting out and preparing equipment for specific contracts are included in work-in-progress. Such costs, principally labor and materials, are amortized over the shorter of the expected duration of the contracts or the estimated useful life of the asset.

Notes to the consolidated financial statements

continued

Mobilizations relate to costs incurred to prepare and mobilize vessels for new contracts. These costs are recognized as operating expenses over the estimated primary term of the contract.

7. Employee loans
Included in prepaid expenses and other current assets are loans to employees of $2.3 million (2001: $4.5 million). Included in deposits and non-current receivables are loans to employees of $0.1 million (2001: $0.1 million).

8. Fixed assets, net
Fixed assets comprise the following:

As of November 30 (in thousands)	2002 $	2002 %	2001 $	2001 %
Construction support ships	**768,400**	**65**	715,367	65
Operating equipment	**354,402**	**30**	322,339	29
Land and buildings	**20,625**	**2**	19,964	2
Other assets	**45,180**	**3**	38,659	4
	1,188,607	**100**	1,096,329	100
Less: Accumulated depreciation and amortization	**(405,764)**		(316,858)	
Total	**782,843**		779,471	

9. Investments in and advances to non-consolidated joint ventures
Investments in and advances to non-consolidated joint ventures comprise the following:

As of November 30 (in thousands)	Geographical location	Ownership %	2002 $	2001 $
NKT Flexibles I/S ("NKT")	Denmark, Corporate	49%	**5,827**	18,379
Mar Profundo Girassol	West Africa, SEAME	50%	**8,618**	9,580
Sonamet	West Africa, SEAME	55%	**(501)**	(7,458)
Sonastolt	West Africa, SEAME	55%	**6,331**	6,150
Seaway Heavy Lifting Limited	Cyprus, Corporate	30%	**2,600**	3,191
Stolt/Subsea 7	Norway	50%	**1,551**	2,597
Kingfisher D.A.	Norway	50%	**4,346**	3,130
Other	SEAME, Norway		**2**	(40)
Total			**28,774**	35,529

In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operation of the investee is restricted by the significant participating interest held by another party, the investment is accounted for under the equity method of accounting.

The Company accrues losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

During 2002, NKT management revised the joint venture's strategy and downgraded expectations for growth in future years.

The Company's share of equity in the net loss in NKT Flexibles I/S includes $8.1 million in respect of fixed asset impairment charges recorded by the joint venture.

Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures. Undistributed reserves of all other joint ventures will not be taxed on distribution.

Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures' financial statements, is as follows:

Income statement data

For the year ended November 30 (in thousands)	2002 $	2001 $	2000 $
Net operating revenue	**298,212**	296,305	357,984
Gross profit	**37,930**	27,599	29,102
Net income	**9,203**	24,329	15,351

Balance sheet data

As of November 30 (in thousands)	2002 $	2001 $
Current assets	**159,033**	231,402
Non-current assets	**97,621**	104,868
Current liabilities	**161,283**	237,581
Long-term liabilities	**12,833**	38,922

For commercial reasons, the Company has structured certain contractual services through its joint ventures. The income statement data for the non-consolidated joint ventures presented above includes the following expenses related to transactions with the Company in 2002, 2001 and 2000 respectively: charter hire of $16.7 million, $5.1 million and $4.4 million and other expenses of $36.7 million, $60.5 million and $34.2 million. The joint ventures also received revenue of $29.4 million, $39.5 million and $45.0 million from the Company. The balance sheet data includes amounts payable to joint ventures by the Company of $5.3 million and $9.7 million and short-term amounts receivable by the Company of $62.4 million and $61.1 million at November 30, 2002 and 2001, respectively.

10. Income taxes
The income tax (provision) benefit is as follows:

For the year ended November 30 (in thousands)	2002 $	2001 $	2000 $
Current	**(14,064)**	(25,052)	(12,953)
Deferred	**5,906**	4,433	16,731
Income tax (provision) benefit	**(8,158)**	(20,619)	3,778

The tax effects of temporary differences and net operating loss carry forwards ("NOLs") at November 30, 2002 and 2001 are as follows:

As of November 30 (in thousands)	**2002** $	2001 $
Deferred tax assets:		
Net operating loss carry forwards	**62,979**	77,128
Accrued expenses and provisions not currently deductible	**33,036**	38,118
Gross deferred tax assets	**96,015**	115,246
Less: valuation allowance	**(74,275)**	(57,142)
Net deferred tax assets	**21,740**	58,104
Deferred tax liabilities:		
Fixed asset timing differences	**(25,828)**	(63,290)
Net deferred tax liability	**(4,088)**	(5,186)
Short-term deferred tax asset	**–**	2,622
Long-term deferred tax asset	**3,101**	10,386
Deferred tax liability	**(7,189)**	(18,194)
	(4,088)	(5,186)

The Company accounts for income taxes in accordance with SFAS No.109, "*Accounting for Income Taxes*". SFAS No.109 requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be "more likely than not".

United States
The Company recorded an additional valuation allowance of $10.8 million against a deferred tax asset for NOLs (net of fixed asset and other temporary differences). The Company has recognized no deferred tax benefit against the 2002 results. Therefore the Company has now recognised a 100% valuation allowance. At November 30, 2002 the Company has estimated NOLs of $80.0 million, none of which expire within 10 years.

Scandinavia
The long-term deferred tax asset represents NOLs and other future deductions of $38.0 million in Norway, net of fixed asset and other temporary differences of $26.8 million. Management has determined, based on the history of operating profits and expectations of future projected taxable profits, that the operating income of the Company will more likely than not be sufficient to fully realize the net deferred tax asset of $3.1 million relating to these temporary differences, which expires through 2008 to 2012.

United Kingdom
In 2001 the Company's U.K. shipping subsidiaries elected to join the U.K. tonnage tax regime, whereby taxable income is computed by reference to the tonnage of the vessels rather than by reference to profits and accordingly released part of the deferred tax liability arising on accelerated U.K. shipping tax allowances.

The Company has recalculated the deferred tax liability and management has released a further $21.3 million in 2002 on the basis that the Company will remain in the tonnage tax regime in perpetuity. A liability of $8.0 million is recognized in the financial statements as the deferred tax liability in respect of anticipated non-tonnage tax use of those ships in the regime. As part of this review, the Company has taken a valuation allowance of $9.9 million against the deferred tax assets in the U.K. that are represented by NOLs, fixed asset and other timing differences. Of this amount $6.4 million represents an additional valuation allowance against assets that were recognized at November 30, 2001 and the balance represents provision against deferred tax assets arising in the year.

At November 30, 2002 the Company has approximately $76.0 million of losses, future interest deductions and other short-term timing differences that could lead to a future tax deduction. None of these items is subject to time expiration. A net deferred tax asset of $6.9 million is recognized in respect of these items, and this asset is set against deferred tax liabilities of $8.9 million carried in respect of fixed asset timing differences in respect of non-tonnage tax activities.

Under U.K. tonnage tax legislation a proportion of tax depreciation previously claimed by the Company may be subject to tax in the event that a significant number of vessels are sold and are not replaced. This contingent liability decreases over the first seven years following entry into the tonnage tax regime, to $Nil. The contingent liability in respect of all ships at November 30, 2002 was $46.2 million. As management has no current intentions to dispose of the vessels, no further provision has been made for this contingent liability.

France
The Company has taken a valuation allowance against the NOLs arising in France. At November 30, 2002 the Company has estimated NOLs of $47.5 million which expire from 2004 onwards.

Other
The Company has taken a valuation allowance against the NOLs arising in the other countries in which it is operating. In total the Company has losses estimated at approximately $20.0 million spread over several territories at November 30, 2002.

The Company's net operating losses expire as follows:

(in thousands)	$
2003	809
2004	12,677
2005	15,248
2006	187
2007	7,645
Thereafter	149,424

Notes to the consolidated financial statements

Withholding and remittance taxes have not been recorded on the undistributed earnings of the Company's subsidiaries, which represent substantially all of the Company's consolidated retained earnings, primarily because, under the current tax laws of Luxembourg and the countries in which substantially all of the Company's subsidiaries are incorporated, no taxes would be assessed upon the payments or receipt of dividends. Earnings retained by subsidiaries incorporated in those countries which impose withholding or remittance taxes are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of November 30, 2002 were not significant.

The income tax benefit (provision) at the Company's effective tax rate differs from the income tax benefit (provision) at the statutory rate. Principal reconciling items include the following:

For the year ended November 30, 2002 (in thousands)	U.S. $	Scandinavia $	U.K. $	France $	Other $	Total $
Loss before income taxes and minority interest	**(121,410)**	**(2,898)**	**(9,156)**	**(29,952)**	**21,781**	**(141,635)**
Statutory tax rate	**34%**	**28%**	**30%**	**35%**	**32%**(a)	
Tax at statutory rate	**41,279**	**812**	**2,747**	**10,428**	**(6,895)**	**48,371**
Withholding and local taxes	**(410)**	**–**	**(2,846)**	**(13,923)**	**3,208**	**(13,971)**
Profits (losses) subject to turnover-based taxes	**–**	**–**	**–**	**(8,053)**	**7,685**	**(368)**
Change in valuation allowance	**(15,551)**	**(515)**	**(8,317)**	**(1,317)**	**(4,442)**	**(30,142)**
U.K. tonnage tax	**–**	**–**	**(56)**	**–**	**–**	**(56)**
Profits subject to tonnage tax regime	**–**	**–**	**4,458**	**–**	**–**	**4,458**
Non-deductible amortization	**(2,510)**	**–**	**–**	**–**	**–**	**(2,510)**
Change in tax regime	**–**	**–**	**21,307**	**–**	**–**	**21,307**
Impairment review	**(35,016)**	**–**	**–**	**–**	**(1,172)**	**(36,188)**
Other permanent differences	**86**	**79**	**(1,607)**	**1,880**	**503**	**941**
Income tax benefit (provision)	**(12,122)**	**376**	**15,686**	**(10,985)**	**(1,113)**	**(8,158)**

For the year ended November 30, 2001 (in thousands)	U.S. $	Scandinavia $	U.K. $	France $	Other $	Total $
(Loss) income before income taxes and minority interest	(45,886)	(3,221)	7,333	(21,910)	72,906	9,222
Statutory tax rate	34%	28%	30%	36%	40%(a)	
Tax at statutory rate	15,601	902	(2,200)	7,982	(29,162)	(6,877)
Withholding and local taxes	–	–	(1,212)	173	(8,484)	(9,523)
Profits subject to turnover-based taxes	–	–	–	–	26,353	26,353
Change in valuation allowance	(13,587)	–	(7,075)	(7,642)	(18,117)	(46,421)
Change in tax regime	–	–	15,200	–	–	15,200
Imputed interest deduction	–	–	–	–	5,381	5,381
Non-deductible amortization	(1,682)	–	(382)	(2,920)	–	(4,984)
Other permanent differences	(332)	123	(62)	(467)	990	252
Income tax benefit (provision)	–	1,025	4,269	(2,874)	(23,039)	(20,619)

For the year ended November 30, 2000 (in thousands)	U.S. $	Scandinavia $	U.K. $	France $	Other $	Total $
(Loss) income before income taxes and minority interest	(49,992)	(24,935)	(1,708)	5,413	35,522	(35,700)
Statutory tax rate	34%	29%	30%	38%	45%(a)	
Tax at statutory rate	16,997	7,301	512	(2,044)	(15,984)	6,782
Withholding and local taxes	–	–	–	(2,052)	(9,935)	(11,987)
Profits subject to turnover-based taxes	–	–	–	–	26,390	26,390
Change in valuation allowance	(9,347)	(2,058)	(1,092)	(2,059)	(12,166)	(26,722)
Tax credits for research and development	–	–	–	3,932	–	3,932
Imputed interest deduction	–	–	–	–	7,379	7,379
Non-deductible amortization	(1,734)	(9)	(495)	–	(666)	(2,904)
Other permanent differences	24	115	(249)	(407)	1,425	908
Income tax benefit (provision)	5,940	5,349	(1,324)	(2,630)	(3,557)	3,778

11. Pension commitments

The Company operates both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees. Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relating to these plans for the years ended November 30, 2002, 2001 and 2000 was $4.5 million, $1.6 million and $1.1 million, respectively.

The Company operates both funded and unfunded defined benefit pension plans. The benefits under the defined benefit pension plans are based on years of service and salary levels. Plan assets of the funded schemes are primarily comprised of marketable securities.

The following tables provide a reconciliation of benefit obligation and plan assets for funded plans:

As of November 30 (in thousands)	2002 $	2001 $
Change in benefit obligation		
Benefit obligation at beginning of year	**20,900**	18,558
Service cost	**2,107**	1,735
Interest cost	**1,392**	1,165
Actuarial gains	**(635)**	(266)
Foreign currency exchange rate changes	**3,911**	131
Benefits paid from plan assets	**(398)**	(423)
Benefit obligation at end of year	**27,277**	20,900
Change in plan assets		
Fair value of plan assets at beginning of year	**18,474**	19,155
Actual return on plan assets	**(1,511)**	(2,198)
Foreign currency exchange rate changes	**3,473**	192
Company contributions	**2,692**	1,508
Benefits paid from plan assets	**(398)**	(423)
Plan amendments	**52**	240
Fair value of plan assets at end of year	**22,782**	18,474

The following table sets forth the funded status of the funded defined benefit pension plans and a reconciliation to prepaid benefit cost:

For the year ended November 30 (in thousands)	2002 $	2001 $
Funded status of the plans	**(4,495)**	(2,426)
Unrecognized net gain	**8,773**	5,936
Unrecognized prior service benefit	**273**	259
Unrecognized net transition obligation	**(304)**	(287)
Prepaid benefit cost	**4,247**	3,482

The weighted average assumptions used are as follows:

For the year ended November 30	2002 %	2001 %	2000 %
Discount rate	**6.2**	6.2	6.1
Expected return on plan assets	**7.0**	7.0	7.0
Rate of compensation increase	**3.2**	3.2	3.3

Net periodic pension benefit costs for funded defined benefit schemes include the following components:

For the year ended November 30 (in thousands)	2002 $	2001 $	2000 $
Service cost	**2,107**	1,735	1,394
Interest cost	**1,392**	1,165	1,010
Expected return on plan assets	**(1,394)**	(1,308)	(1,287)
Amortization of transition obligation	**557**	(41)	92
Recognized net actuarial losses	**42**	38	38
Amortization of prior service benefit	**(303)**	86	(41)
Benefit cost	**2,401**	1,675	1,206

As at November 30, 2002, the Company had funded pension plans which had accumulated benefit obligations in excess of plan assets. The projected benefit obligations of these plans were $13.4 million at November 30, 2002 and the fair value of assets under these plans were $8.6 million. The accumulated benefit obligations under the plans were $10.6 million at November 30, 2002.

For the year ended November 30, 2002, the Company has recorded an adjustment for minimum liability of $2.9 million, which is included in the accrued pension liability balance, for one of its plans. This is prescribed by SFAS No.87, *"Employers' Accounting for Pensions"*, when the accumulated benefit obligation in the plan exceeds the fair value of the underlying plan assets. The corresponding entry of $2.0 million (net of deferred tax of $0.9 million) was recorded as a component of accumulated other comprehensive income.

As at November 30, 2001, all of the Company's funded pension plans had plan assets in excess of accumulated benefit obligations.

The following tables provide a reconciliation of the benefit obligation and accrued pension liability of the unfunded plans. As the plans are unfunded, the benefit obligation is equal to the unfunded status of the plans and the accrued pension liabilities.

Notes to the consolidated financial statements
continued

For the year ended November 30 (in thousands)	2002 $	2001 $
Benefit obligation at beginning of year	**4,992**	3,797
Acquisitions	**–**	612
Service cost	**489**	301
Interest cost	**302**	223
Benefits paid from plan assets	**(119)**	–
Foreign currency exchange rate changes	**712**	59
Benefit obligation at end of year	**6,376**	4,992

The weighted average assumptions used are as follows:

For the year ended November 30	2002 %	2001 %	2000 %
Discount rate	**5.0**	6.2	5.5
Expected return on plan assets	**N/A**	N/A	N/A
Rate of compensation increase	**3.8**	3.0	3.5

Net periodic pension benefit costs include the following components:

For the year ended November 30 (in thousands)	2002 $	2001 $	2000 $
Service cost	**489**	301	277
Interest cost	**302**	223	213
Benefit cost	**791**	524	490

In Asia Pacific, retirement indemnities, for which the Company has accrued $0.4 million at November 30, 2002 (2001: $0.3 million), are paid as a lump sum upon retirement. They are primarily based upon the employees' years of service and salary levels. Accrued retirement indemnities are classified in other long-term liabilities.

12. Bank overdraft and lines of short-term credit

As of November 30, 2002, the Company has external, uncommitted, third-party bank overdrafts and lines of credit and short-term loan notes totaling $57.3 million (2001: $45.9 million). Amounts borrowed pursuant to these facilities bear interest at rates ranging from 1.4% to 12.0% at November 30, 2002. The weighted average interest rate was 3.5% and 5.6% at November 30, 2002 and 2001 respectively. As of November 30, 2002 short-term borrowings under these facilities totaled $16.0 million (2001: $5.2 million).

13. Long-term debt and capital lease obligations

The Company's principal credit facility is a $385.0 million secured multi-currency five-year revolving facility. The facility was entered into on September 22, 2000 with a syndicate of banks, the lead banks being Den norske Bank ASA, Banc of America Securities LLC, Salomon Brothers International Limited, HSBC Bank plc and ING Barings LLC. The facility reduces to $330.0 million on August 31, 2003.

On July 9, 2002, the Company entered into another secured multi-currency four-year revolving credit facility (together with the $385.0 million facility, the "Secured Credit Facilities") with a principal amount of $100.0 million. The facility amount reduces by $10.0 million commencing on January 9, 2004 and thereafter by $10.0 million at six-monthly intervals until the termination date when the facility reduces to zero.

The total amounts which can be drawn under the Secured Credit Facilities and the interest charge on outstanding debt is based on the ratio of the Company's debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The interest charge will range from 0.75% to 3.00% over the London InterBank Offered Rate ("LIBOR"). Debt under the Secured Credit Facilities is secured by a first priority mortgage on certain of the Company's ships.

Under the Secured Credit Facilities agreements, the Company is permitted to borrow up to $100.0 million from SNSA provided that this debt is subordinate and junior to all indebtedness due under the agreement.

As of November 30, 2002, the Company had available bank facilities, including overdrafts and short-term lines of credit, of $542.3 million of which $351.0 million were utilized. Of the bank facilities utilized, $335.0 million was classified as long-term debt.

Commitment fees for any unused lines of credit expensed in the year ended November 30, 2002 totaled $0.4 million (2001: $0.9 million, 2000: $ 1.7 million).

Long-term debt, excluding borrowings from SNSA, comprises the following:

As of November 30 (in thousands)	2002 $	2001 $
Revolving credit agreements with a weighted average interest rate of 2.97% (2001: 3.82%)	**335,000**	335,000
Other bank borrowings	**–**	17
	335,000	335,017
Less: current portion	**–**	(17)
Long-term bank debt	**335,000**	335,000

The net book value of assets collateralizing this debt was $500.9 million as of November 30, 2002.

Total long-term debt outstanding at November 30, 2002 is repayable as $335.0 million in U.S. Dollars.

Minimum annual principal repayments of debt for the fiscal years subsequent to November 30, 2002 are as follows:

For the year ending November 30 (in thousands)	$
2005	325,000
2006	10,000
	335,000

The Secured Credit Facilities contain various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to tangible net worth and maximum consolidated debt to EBITDA.

The covenants were renegotiated with the banks in January 2003 in order to permit higher multiples of EBITDA to be used in 2003. The Company's most recent covenant calculations and projections, which include a number of less significant, non-strategic investments for disposal, indicate that there is a narrow margin of compliance with the Debt to EBITDA ratio covenant at the first and second quarters of 2003, and with the tangible net worth covenant throughout 2003. Non-compliance would lead to the facilities potentially being repayable on demand. These covenant projections are subject to the risk factors inherent in forecasting income and cash flows in the offshore contracting industry. Examples of these uncertainties include, but are not limited to, the timing and quantum of agreement of variation orders and claims with customers; changes in estimates of costs to complete projects; the timing of receipt of trade receivables; recoverability issues on outstanding invoices; changes in estimates of the probable outcome of legal disputes and tax matters; fixed asset impairments; and results from joint ventures. Further risk factors are discussed in the section "Forward-looking statements" in the Management's discussion and analysis. The Company takes the view that, despite these uncertainties, it has the possibility to take timely corrective action to prevent breach of its covenants, and on that basis it has obtained a commitment from SNSA to provide a subordinated credit line of $50 million, which is currently available until November 28, 2003 and which is excluded in the calculation of covenants. In addition, SNSA has agreed to provide support for bonding lines and performance guarantees to enable tendering to continue.

Furthermore, the Company has made contingency plans in the event that the operational results for the year fall below the latest updated estimates. Management is continuously investigating ways to strengthen the capitalization of the Company.

At November 30, 2002, property under capital leases, comprising operating and other equipment, amounts to $0.1 million at cost. Accumulated amortization of these leases is $0.1 million.

Minimum payments under capital leases at November 30, 2002, which are due primarily in U.S. Dollars, are as follows:

(in thousands)	$
2003	17
2004 to 2005	7
Total minimum lease payments	24
Less: Amount representing interest and executory costs	–
Present value of net minimum lease payments	24

14. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

As of November 30 (in thousands)	2002 $	2001 $
Invoice accruals	**212,982**	230,243
Trade payables	**168,776**	108,750
Trade notes payable	**517**	151
Other	**5,359**	10,296
	387,634	349,440

15. Related party transactions

Related party transactions included the following charges paid to/received from SNSA:

For the year ended November 30 (in thousands)	2002 $	2001 $	2000 $
Management services	**3,243**	3,676	3,290
Interest charges	**605**	394	3,561
Insurance premia	**2,824**	–	–
Receipts under insurance policy	**(2,800)**	–	–
Guarantee fees	**–**	–	282

Management services comprise charges for legal, administrative, treasury, taxation, insurance and information technology services performed by SNSA for the Company.

Short-term payables due to SNSA of $0.6 million as of November 30, 2002 (2001: $9.5 million) relate primarily to outstanding insurance premia and management service charges.

In May 2002, SNSA advanced $64.0 million to the Company in order to assist the Company to repurchase the 6,142,857 Common Shares previously issued to Vinci and to settle the ETPM share price guarantee. Further details are provided in Note 3. As described in Note 19, the Company subsequently issued these and other shares to SNSA during 2002. The proceeds from the issue of the shares were used to partially repay the advance due to SNSA.

During 2002 the Company made a payment of $50,000 for marketing services to a company in which a non-executive director has an interest (2001: $50,000).

16. Restructuring and reorganization program

In 2000, in relation to the integration of ETPM, the Company recorded restructuring charges of $3.3 million. Additionally, the Company capitalized costs of $1.0 million, net of tax, as an adjustment to the purchase price of ETPM.

Notes to the consolidated financial statements

continued

The costs are summarized in the table below:

For the year ended November 30, 2000 (in thousands)	Expensed (non-recurring items) $	Capitalized $	Total $
Redundancy costs	2,610	–	2,610
Lease costs, net of tax of $0.4 million	–	961	961
Integration costs	684	–	684
Total	3,294	961	4,255

The reorganization program removed duplicate capacity in the U.K. and SEAME regions. The Company recorded redundancy costs of $0.9 million to close the former ETPM sites in the U.K. and transfer all administrative and operational functions to the Company's office in Aberdeen, Scotland and $1.7 million to close its office in Marseille, France and transfer all operational and administrative functions for the SEAME region to Paris, France. The costs associated with leasing and maintaining the U.K. premises while vacant and, subsequently terminating the leases, amounted to $1.0 million. The lease costs were capitalized as an adjustment to the purchase price of ETPM. Additionally, integration costs of $0.7 million were incurred to introduce common information and reporting systems and to standardize processes. All redundancy, integration and lease costs have been fully paid, and there is no outstanding provision for such costs at November 30, 2002.

17. Operating leases

Total operating lease commitments as of November 30, 2002 amount to $129.5 million. Charter hire obligations towards certain construction support, diving support, survey and inspection ships account for $56.5 million of the total commitments. The remaining obligations relate to office facilities and equipment.

Total minimum annual lease commitments are payable as follows:

(in thousands)	$
2003	33,291
2004	23,209
2005	23,272
2006	20,988
2007	15,768
Thereafter	12,999
	129,527

(in thousands)	$
Norwegian Kroner	64,539
Euros	40,639
U.S. Dollars	17,093
British Pounds	6,942
Singapore Dollars	252
Australian Dollars	33
Indonesian Rupiah	29
	129,527

Total operating lease rentals charged as an expense for the year ended November 30, 2002 were $34.0 million (2001: $21.4 million and 2000: $23.2 million).

Future minimum lease payments have not been reduced by future minimum sublease rentals of $5.3 million under operating leases.

18. Segment and related information

The Company has reportable segments based on the geographic distribution of where work is carried out.

The following table defines the Company's reportable segments:

Segments and activities
Asia Pacific Region Includes all activities east of the Indian sub-continent including Australasia
North America Region Includes all activities in Canada, the U.S. and Central America
Norway Region Includes all activities in Scandinavia and the Baltic states
SEAME Region Includes all activities in Southern Europe and Africa, India and the Middle East
South America Region Includes all activities in South America and the islands of the southern Atlantic Ocean
U.K. Region Includes all activities in the U.K., Ireland, Germany, Belgium, the Netherlands and the northern Atlantic Ocean
Corporate Includes all activities which cannot be allocated to one particular region. These include: – Paragon Engineering Services, Inc. and Paragon Litwin S.A., which both provide engineering services for the offshore oil and gas industry. – NKT Flexibles I/S, a joint venture that manufactures flexible pipeline and risers. – Seaway Heavy Lifting Limited ("SHL"), a joint venture with a subsidiary of the Russian oil company Lukoil-Kaliningradmorneft plc. – Serimer DASA, a contract welding services entity employed both onshore and offshore by pipelay contractors. – Also included in Corporate are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

Summarized financial information concerning each of the Company's reportable segments is provided in the following tables:

For the year ended November 30, 2002 (in thousands)	Asia Pacific $	North America $	Norway $	SEAME $	South America $	U.K. $	Corporate $	Total $
Net operating revenue – external	25,677	190,460	105,830	702,764	52,012	229,795	130,950	1,437,488
Net operating revenue – internal[(a)]	1,385	52,119	26,194	118,672	13,458	65,065	4,590	–
Equity in net income of non-consolidated joint ventures	–	–	10,708	5,905	–	–	(11,326)	5,287
Depreciation and amortization	(3,645)	(17,747)	(2,296)	(21,981)	(5,711)	(805)	(43,908)	(96,093)
Impairment of goodwill	(1,626)	(102,987)	–	–	–	–	(1,822)	(106,435)
Research and development expense	–	–	–	–	–	–	(770)	(770)
Interest expense	(418)	(2,613)	(655)	(10,803)	(1,859)	(591)	(1,934)	(18,873)
Interest income							633	633
Net income (loss) before tax after minority interest	(3,360)	(116,046)	15,947	(36,638)	5,470	(5,083)	(3,987)	(143,697)
Income tax (expense) benefit	(343)	(12,122)	376	(6,552)	(581)	15,685	(4,621)	(8,158)
Net income (loss)	(3,703)	(128,168)	16,323	(43,190)	4,889	10,602	(8,608)	(151,855)
Segment assets	29,266	127,324	34,510	408,020	88,806	107,914	662,764	1,458,604
Long-lived assets[(b)]	11,403	53,224	11,646	88,028	69,547	16,274	600,043	850,165
Investments in and advances to non-consolidated joint ventures	–	–	5,897	14,451	–	–	8,426	28,774
Capital expenditures	690	350	1,413	2,331	1,600	1,664	46,586	54,634

For the year ended November 30, 2001 (in thousands)	Asia Pacific $	North America $	Norway $	SEAME $	South America $	U.K. $	Corporate $	Total $
Net operating revenue – external	39,437	276,681	110,631	520,207	50,472	214,721	43,789	1,255,938
Net operating revenue – internal[(a)]	4,255	78,970	36,768	78,311	12,674	53,080	4,567	–
Equity in net income of non-consolidated joint ventures	–	–	5,798	10,902	–	–	(5,045)	11,655
Depreciation and amortization	(2,015)	(21,546)	(1,074)	(5,984)	(6,003)	(1,480)	(53,648)	(91,750)
Impairment of Comex trade name	–	–	–	–	–	–	(7,932)	(7,932)
Research and development expense	–	–	–	–	–	–	(393)	(393)
Interest expense	(421)	(2,942)	(118)	(2,891)	(2,285)	(458)	(20,156)	(29,271)
Interest income	–	–	–	–	–	–	2,451	2,451
Net income (loss) before tax after minority interest	4	(36,191)	11,721	24,529	5,494	1,285	(426)	6,416
Income tax (expense) benefit	(3,242)	–	1,025	(19,672)	–	4,269	(2,999)	(20,619)
Net (loss) income	(3,238)	(36,191)	12,746	4,857	5,494	5,554	(3,425)	(14,203)
Segment assets	37,449	325,613	55,475	294,267	87,517	81,050	678,892	1,560,263
Long-lived assets[(b)]	14,328	70,244	12,839	64,875	62,092	13,073	613,741	851,192
Investments in and advances to non-consolidated joint ventures	–	–	5,684	7,865	–	–	21,980	35,529
Capital expenditures	270	1,789	430	4,060	18,824	–	37,495	62,868

[(a)] Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero in total.

[(b)] Long-lived assets include net fixed assets, investments in and advances to non-consolidated joint ventures and deposits and non-current receivables.

Notes to the consolidated financial statements

For the year ended November 30, 2000 (in thousands)	Asia Pacific $	North America $	Norway $	SEAME $	South America $	U.K. $	Corporate $	Total $
Net operating revenue – external	40,507	122,314	198,779	444,877	52,836	123,607	500	983,420
Net operating revenue – internal[a]	1,738	15,913	18,273	70,597	22,324	18,767	5,036	–
Equity in net income of non-consolidated joint ventures	–	–	1,019	9,427	–	–	(4,653)	5,793
Depreciation and amortization	(2,591)	(21,717)	(1,102)	(4,770)	(5,972)	(3,620)	(42,345)	(82,117)
Research and development expense	–	–	–	–	–	–	(950)	(950)
Restructuring charges	–	–	–	(1,793)	–	(1,501)	–	(3,294)
Interest expense	(642)	(5,225)	(626)	(1,503)	(2,206)	(1,199)	(20,756)	(32,157)
Interest income	–	–	–	–	–	–	2,165	2,165
Net income (loss) before tax after minority interest	(14,916)	(21,225)	3,057	20,109	8,421	(9,207)	(24,460)	(38,221)
Income tax (expense) benefit	(104)	5,940	3,662	(10,867)	(340)	3,483	2,004	3,778
Net (loss) income	(15,020)	(15,285)	6,719	9,242	8,081	(5,724)	(22,456)	(34,443)
Segment assets	32,974	268,663	62,301	253,625	77,559	97,316	610,334	1,402,772
Long-lived assets[b]	16,450	88,924	6,527	73,127	66,207	26,786	586,554	864,575
Investments in and advances to non-consolidated joint ventures	–	–	2,470	8,488	–	–	26,046	37,004
Capital expenditures	438	3,107	337	3,769	20,307	9	33,757	61,724

[a] Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero in total.

[b] Long-lived assets include net fixed assets, investments in and advances to non-consolidated joint ventures and deposits and non-current receivables.

Revenue analysis by product line

For the year ended November 30 (in thousands)	2002 $	2001 $	2000 $
Regional Business	**271,371**	314,190	285,152
Subsea Construction	**256,400**	279,482	267,071
Pipelay & EPIC	**554,251**	337,765	213,744
Deepwater Development	**224,516**	280,712	199,958
Stand-alone Business[a]	**130,950**	43,789	17,495
Total Net Operating Revenue	**1,437,488**	1,255,938	983,420

[a] This relates to Serimer DASA, Paragon Engineering Services and Paragon Litwin S.A.

During the year ended November 30, 2002, two customers of the Company each individually accounted for more than 10% of the Company's revenue. The revenue from the largest customer was $285.8 million and was attributable to the Norway, SEAME, U.K. and North America reporting segments (2001: $269.2 million attributable to the SEAME reporting segment). The revenue from the second largest customer was $146.9 million and was attributable to the Asia Pacific, Norway, SEAME and U.K. reporting segments.

During the year ended November 30, 2001, in addition to the largest customer described in the comparative information above, another customer accounted for more than 10% of the Company's revenue. The revenue from this customer was $131.5 million and was attributable to the North America reporting segment.

During the year ended November 30, 2000, two customers accounted for more than 10% of the Company's revenue. Revenue from the largest customer was $198.2 million and was attributable to the Norway, SEAME, U.K. and North America reporting segments. The revenue from the second customer was $99.3 million and was attributable to Asia Pacific, Norway, SEAME, U.K. and North America reporting segments.

19. Common Shares, Class A Shares and Class B Shares
The Company has authorized share capital of 140,000,000 Common Shares, par value $2.00 per share, and 34,000,000 Class B Shares, par value $2.00 per share. Class B Shares are convertible into Common Shares, on a two-for-one basis, at any time at the option of the Class B shareholder.

As of November 30, 2002, 76,262,215 Common Shares and 34,000,000 Class B Shares were outstanding. SNSA holds 55% of the Common Shares and 100% of the Class B Shares which represents an economic interest of 63% of the Company and 69% of the voting rights.

Common Shares and Class B Shares vote as a single class on all matters submitted to a vote of shareholders, with each share entitled to one vote, with the exception of recapitalization, reclassification or similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Class B Shares, which require an affirmative vote of the holders of a majority of the outstanding Common Shares and Class B Shares each voting as a separate class. With respect to liquidation and dividend rights, the Class B Shares receive $0.005 per share for each $0.01 per Common Share.

As described in Note 3, the Company repurchased 6,142,857 Common Shares from Vinci and 249,621 Common Shares from NKT Holdings A/S during 2002 as part of the transaction to settle the share price guarantees in respect of the acquisitions of ETPM and NKT respectively. These shares, through a series of transactions, were subsequently issued to SNSA for proceeds of $38.4 million to repay a loan of $64.0 million provided by SNSA to assist in funding the settlement of the guarantees. These transactions were as follows: on June 24, 2002 the Company issued 3,000,000 Common Shares to SNSA for proceeds of $24.0 million; on November 14, 2002 the Company issued 3,142,857 Common Shares to SNSA for proceeds of $13.4 million; and on November 19, 2002 the Company issued 249,621 Common Shares to SNSA for proceeds of $1.0 million. The difference between the market price at which these shares were repurchased from Vinci and NKT and the amount of the proceeds from SNSA was $18.1 million. This has been deducted from retained earnings.

On November 26, 2002, the Company issued 6,019,287 Common Shares to SNSA for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan provided by SNSA to assist in funding the settlement of these guarantees.

On March 7, 2001, the Company reorganized the share structure of the Company by increasing the authorized share capital of the Company from 102,000,000 to 140,000,000 Common Shares and reclassifying all outstanding Class A Shares to Common Shares on a one-for-one basis. On February 4, 2000, the Company issued 6,142,857 Class A Shares, which have subsequently been reclassified to Common Shares on a one-for-one basis, as partial consideration for its acquisition of ETPM as described in Note 3.

During 2000, the Company, through a series of transactions, issued 19,775,223 Class A Shares, which have subsequently been reclassified to Common Shares on a one-for-one basis, to SNSA for cash of $200.0 million.

On December 7, 1999, the Company issued 1,758,242 Class A Shares, which have subsequently been reclassified to Common Shares on a one-for-one basis, as partial consideration for its acquisition of the 49% interest in NKT as described in Note 3.

Luxembourg law requires that 5% of the Company's unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by Common Shares and Class B Shares, after which no further allocations are required until further issuance of shares.

The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common Shares and Class B Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

As of November 30, 2002, $5.7 million of the consolidated deficit represented undistributed earnings of non-consolidated joint ventures (2001: $5.4 million of consolidated retained earnings).

20. Share option plan
On April 28, 1993 the Company adopted a share option plan ("the Plan") covering 7.7 million shares represented by Common Shares, Class A Shares or any combination thereof not exceeding 7.7 million. Since March 7, 2001, all Class A Share options, when exercised, are automatically converted into Common Shares.

The Company accounts for awards granted to Directors and key employees under APB Opinion No.25; no compensation cost has been recognized because options are granted at the market price at the date of grant. Had compensation cost for all share option grants in fiscal years 2002, 2001 and 2000 been determined consistent with SFAS No.123, the Company's net loss and net loss per share would be changed to the following pro forma amounts:

For the year ended November 30 (in thousands, except per share data)	2002 $	2001 $	2000 $
Net loss	**(151,855)**	(14,203)	(34,443)
Net loss pro forma	**(155,094)**	(17,737)	(37,537)
Loss per share, as reported			
Basic	**(1.79)**	(0.16)	(0.44)
Diluted	**(1.79)**	(0.16)	(0.44)
Loss per share pro forma			
Basic	**(1.82)**	(0.20)	(0.48)
Diluted	**(1.82)**	(0.20)	(0.48)

Notes to the consolidated financial statements

Options may be granted under the Plan which are exercisable during periods of up to 10 years. The options granted under the Plan will be at an exercise price not less than the fair market value per share at the time the option is granted. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. A Compensation Committee appointed by the Company's Board of Directors administers the Plan. Options are awarded at the discretion of the Company to Directors and key employees.

The following tables reflect activity under the Plan for the three-year period ended November 30, 2002:

For the year ended November 30	2002		2001		2000	
	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $
Outstanding at beginning of year	**3,024,410**	**10.77**	2,533,249	10.00	2,088,736	9.44
Granted	**797,750**	**6.35**	640,300	13.43	880,949	10.34
Exercised	**(14,392)**	**7.38**	(75,612)	6.98	(309,237)	6.14
Forfeited	**(124,476)**	**9.97**	(73,527)	11.15	(127,199)	11.63
Outstanding at end of year	**3,683,292**	**9.85**	3,024,410	10.77	2,533,249	10.00
Exercisable at end of year	**2,001,049**	**10.28**	1,477,306	9.65	1,037,466	8.99
Weighted average fair value of options granted		**4.49**		9.10		7.08

All share data and per share data has been restated to reflect the share reclassification on March 7, 2001 whereby Class A Shares were reclassified to Common Shares on a one-for-one basis.

The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Risk-free interest rates	**5.39%**	5.62%	6.55%
Expected lives of options	**7 years**	7 years	7 years
Expected volatility	**69.1%**	63.7%	64.1%
Expected dividend yields	**–**	–	–

The following tables summarize information about share options outstanding as of November 30, 2002:

As of November 30, 2002	Options outstanding			Options exercisable	
Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
Common Shares					
$12.13 – 16.58	**767,800**	**7.77**	**14.27**	**328,075**	**15.23**
$7.82 – 11.20	**26,000**	**9.08**	**9.19**	**3,250**	**9.81**
$4.38 – 7.38	**874,180**	**8.33**	**6.25**	**121,830**	**5.74**
$2.71 – 3.00	**110,000**	**2.78**	**2.77**	**110,000**	**2.77**
	1,777,980	**7.76**	**9.54**	**563,155**	**10.71**
Class A Shares					
$12.13 – 16.58	**105,250**	**5.73**	**16.18**	**99,250**	**16.42**
$7.82 – 11.20	**1,065,712**	**7.16**	**10.21**	**604,294**	**10.19**
$4.38 – 7.38	**61,290**	**3.97**	**5.74**	**61,290**	**5.74**
$2.71 – 3.00	**51,250**	**2.81**	**2.77**	**51,250**	**2.77**
	1,283,502	**6.71**	**10.19**	**816,084**	**10.15**

As part of the acquisition of the former Ceanic Corporation in 1998, holders of Ceanic share options were entitled to exercise all vested and one-third of the unvested options, or to convert any portion thereof to vested Stolt Offshore S.A. Common Share options. Their remaining two-thirds of the unvested Ceanic share options were automatically converted to unvested Stolt Offshore S.A. Common Share options at the date of acquisition. The following table summarizes information about these options which are outstanding as at November 30, 2002:

As of November 30, 2002	Options outstanding			Options exercisable	
Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
Common Shares					
$7.82 – 11.20	523,674	4.93	10.75	523,674	10.75
$4.38 – 7.38	98,136	4.39	6.28	98,136	6.28
	621,810	4.85	10.05	621,810	10.05

21. Compensation and reward
During 2002, the Company introduced a new incentive compensation plan, which provides for annual cash awards to officers, Directors and employees.

Performance bonus
The performance bonus provides for annual cash rewards to employees. The determination of an employee's individual award will be based on salary and individual performance measured against set criteria. The Compensation Committee appointed by the Company's Board of Directors administers the policy. A charge of $2.8 million has been recorded in respect of 2002.

Net profit sharing
During 1993 the Company adopted a profit sharing plan which distributes 10% of the Company's net income after specific adjustments, to certain of its employees worldwide. The determination of an employee's individual award will be based on salary and overall contribution to the Company. The Compensation Committee appointed by the Company's Board of Directors administers this plan. No charge in respect of profit sharing has been included in the statement of operations for each of the years ended November 30, 2002, 2001 and 2000.

22. Commitments and contingencies
The Company has issued performance bonds amounting to $349.5 million at November 30, 2002. In the normal course of business, the Company provides project guarantees to guarantee the project performance of subsidiaries and joint ventures to third parties.

At November 30, 2002, the Company has committed to purchase fixed assets of $10.2 million from external suppliers.

Coflexip S.A. ("CSO") commenced legal proceedings through the U.K. High Court against three subsidiaries of Stolt Offshore S.A. claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the U.K. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. The Company appealed and the Appeal Court maintained in July 2000 the validity of the patent and potentially broadened its application compared to the High Court decision. The Company applied for leave to appeal the Appeal Court decision to the House of Lords, which was denied.

During 2001 after the Appeal Court decision became final, CSO submitted an amended claim to damages claiming lost profit on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The total claim for lost profits was for approximately $89.0 million, up from approximately $14.0 million claimed after the High Court decision confirming the patent's validity, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the *Seaway Falcon* was brought into U.K. waters. The increase came because several more projects potentially became relevant. The amount of the claim has not yet been considered by the Court and has thus so far not been upheld. The Company estimates that the total claim as submitted is in the order of $130.0 million at November 30, 2002, increasing at 8% simple interest per annum.

In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. CSO has not quantified this claim, but it will be considerably less than the claim to lost profits.

In July and October 2002 the High Court has held that CSO's case for lost profit has to be repleaded. CSO appealed this decision. On March 13, 2003, the Court of Appeal held that CSO's case for lost profit has to be repleaded. The repleading is being considered by the Company and will require to be considered by the Court before it is accepted.

The Company, in consultation with its advisers, has assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $130.0 million and has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No.5, *"Accounting*

Notes to the consolidated financial statements
continued

for Contingencies", as interpreted by FASB Interpretation No.14, "*Reasonable Estimation of the Amount of a Loss*", the Company has provided $1.5 million in the financial statements, being the lower amount of the range. The Company's provision of $1.5 million is based on a royalty calculation. The amount of damages is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

Legal costs are expensed as incurred.

In the ordinary course of business, various claims, suits and complaints have been filed against the Company. In the opinion of management, all such matters are adequately covered by indemnity agreements, recorded provisions in the financial statements and insurance or, if not so covered, would not have a material effect on the financial position, results of operations or cash flows of the Company if resolved unfavorably.

In the ordinary course of business, the Company enters into contracts, which include liquidated damages provisions which the customer may invoke in the event of non-timely completion by the Company. In the opinion of the Company, where contractual completion dates have not been achieved, this is due to customer induced changes in work scope or other factors envisaged in the contract, such that no provision is required.

In connection with a major West African contract, the Company received a letter dated December 13, 2002 from the customer notifying the consortium of which the Company is a member, of a potential claim for liquidated damages, of which the Company's share would be $14.5 million. The claim relates to delays in completion of certain milestones. The Company believes that the customer does not have a valid case for liquidated damages, and on that basis has not recorded a provision.

23. Financial instruments

The Company operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Company's major foreign currency exposures are to the Euro, British Pound and Norwegian Krone. These exposures are managed by the Company by entering into derivative instruments pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Designation is performed on a specific exposure basis to support hedge accounting. The changes in the fair value of these derivative instruments are offset in part or in whole by corresponding changes in the fair value of cash flows of the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading purposes.

All of the Company's derivative instruments are over-the-counter instruments entered into with major financial credit institutions to hedge the Company's committed exposures. The Company's derivative instruments are primarily standard foreign exchange forward contracts which subject the Company to a minimum level of exposure risk and have maturities of less than 24 months. The Company does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

The following foreign exchange forward contracts, maturing between December 5, 2002 and November 17, 2004 were outstanding as at November 30, 2002:

As at November 30 (in thousands)	2002 Purchase	2002 Sell	2001 Purchase	2001 Sell
Euros	**380,962**	–	23,396	–
Singapore Dollars	**–**	–	300	–
Swedish Kroner	**4,364**	–	–	–
Danish Kroner	**18,876**	–	–	–
Norwegian Kroner	**169,200**	–	–	–
British Pounds	**6,475**	–	–	–

As at November 30, 2002, the fair value of these derivative instruments recorded in the consolidated balance sheet was $23.4 million in assets and $1.6 million in liabilities. Gains and losses on the effective portions of these derivative instruments have been deferred in Other Comprehensive Loss ("OCI") until the underlying transaction is recognized in the results of operations. A gain of $0.2 million relating to the ineffective portion of these derivative instruments has been recognized in the statement of operations. An additional $3.8 million of gains on derivative instruments that matured during the year has been deferred into OCI, as the underlying transactions to which they relate had not occurred at November 30, 2002.

The gains and losses deferred in OCI are shown net of deferred taxes of $3.2 million in 2002. These amounts will be reclassified into results of operations as underlying transactions are recognized.

The following table summarizes the estimated fair value amounts of the Company's other financial instruments which have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgement is required to develop these estimates of fair values, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

As of November 30 (in millions)	2002 Carrying amount $	2002 Fair value $	2001 Carrying amount $	2001 Fair value $
Financial assets				
Cash and cash equivalents	**11.7**	**11.7**	11.7	11.7
Restricted cash deposits	**1.7**	**1.7**	1.3	1.3
Employee loans	**2.4**	**2.4**	4.6	4.6
Financial liabilities				
Bank overdrafts	**16.0**	**16.0**	5.2	5.2
Short-term payables due to SNSA	**0.6**	**0.6**	9.5	9.5
Long-term debt	**335.0**	**335.0**	335.0	335.0

The carrying amounts of cash and cash equivalents and bank overdrafts approximate their fair value. The estimated value of the Company's long-term debt is based on interest rates at November 30, 2002 and 2001 using debt instruments of similar risk.

Concentration of credit risk
Substantially all of the Company's trade accounts receivable are from companies in the oil and gas exploration and production sector. The Company performs ongoing credit evaluations of its customers' financial conditions and limits the amount of credit extended when deemed necessary but generally requires no collateral.

As at November 30, 2002 accounts receivable include $102.9 million (2001: $61.9 million) in respect of the largest customer and $35.9 million (2001: $39.0 million) in respect of the second largest customer.

24. Subsequent events
On December 3, 2002, the Company made a capital contribution of $12.0 million in cash to the NKT Flexibles I/S joint venture, the same date NKT Flexibles I/S repaid an outstanding loan for $12.0 million due to the Company.

In the first quarter of fiscal year 2003, one of the Company's West African projects has suffered disruption due to a strike at a subcontractor's yard and the hijacking of a chartered survey vessel. The extent to which the impact of these events will be borne by the Company is currently under negotiation with the customer.

On February 28, 2003, the Company made a drawdown of $48.0 million against the $50.0 million liquidity line provided by SNSA as discussed in Note 13. The $48.0 million drawdown was repaid within seven days.

On March 10, 2003 the Company made the final payment to NKT Holdings A/S of $13.5 million in respect of the settlement of the outstanding share price guarantee for the remaining 879,121 Common Shares owned by NKT Holdings A/S, which were issued as partial consideration in the acquisition of 49% of the NKT Flexibles I/S joint venture in December 1999. $12.4 million will be deducted from paid in surplus in 2003, representing the value of the share price settlement guarantee.

Corporate information/Stock trading history

Regional Offices

Asia Pacific
P.T. Komaritim
Ventura Building
Suite 501
Jln. R.A. Kartini 26
(Outer Ring Road South)
Jakarta, 12430 Indonesia
Tel: +62 21 750 4540
Fax: +62 21 758 16260

North America
Stolt Offshore Inc.
900 Town and Country Lane, Suite 400
Houston TX 77024, United States
Tel: +1 713 430 1100
Fax: +1 713 461 0039

North Sea – Norway
Stolt Offshore AS
Verven 4
PO Box 740
4004 Stavanger, Norway
Tel: +47 51 84 50 00
Fax: +47 51 83 59 00

North Sea – United Kingdom
Stolt Offshore Limited
Bucksburn House
Howes Road
Aberdeen AB16 7QU, United Kingdom
Tel: +44 1224 718200
Fax: +44 1224 715129

South America
Stolt Offshore S.A.
Rua México 3, 11° and
Centro-Rio de Janeiro
20031-144, RJ–Brazil
Tel: +55 21 2220 6060
Fax: +55 21 2220 5401

Southern Europe, Africa and the Middle East
Stolt Offshore S.A.
32 avenue Pablo Picasso
92754 Nanterre Cédex, France
Tel: +33 1 40 97 63 00
Fax: +33 1 40 97 63 33

Common Shares – Oslo Stock Exchange (Norwegian Kroner) Ticker STO

For year ended November 30, 2002	Q1	Q2	Q3	Q4
High	80.00	80.00	64.00	37.50
Low	54.50	60.50	39.50	8.50

Common Shares – Nasdaq (U.S. Dollars) Ticker SOSA

For year ended November 30, 2002	Q1	Q2	Q3	Q4
High	9.29	9.17	7.90	5.04
Low	6.25	6.80	4.76	1.14

Shareholder information

Stock Listings
Common Shares – on Olso Stock Exchange under symbol STO and on Nasdaq as an American Depositary Receipt ("ADR") under symbol SOSA.

Shares Outstanding (as of November 30, 2002)

Common Shares	76,262,215
Class B Shares	34,000,000

Each Class B Share represents one-half of the economic interest of one Common Share. Common and Class B Shares carry one voting right. Therefore there are a total of 93,262,215 economically equivalent shares outstanding. All of the Class B Shares and 41,686,988 of the Common Shares are owned by Stolt-Nielsen Transportation Group Ltd., a wholly-owned subsidiary of Stolt-Nielsen S.A.

Country of Incorporation – Luxembourg

Shareholder Information Meetings
April 7, 2003 at 9.30 am
Citibank N.A.
153 East 53rd Street
14th Floor
New York, NY 10043
United States

April 10, 2003 at 8.30 am
Den norske Bank ASA
Auditorium
Stranden 21
N-0251 Oslo 2
Norway

Annual General Meeting
May 8, 2003 at 3.00 pm
Services Généraux de Gestion S.A.
23, avenue Monterey
L-0286 Luxembourg

Internet Address
www.stoltoffshore.com

Financial Information
Copies of press releases, quarterly earnings releases, annual report and SEC Form 20-F are available on the Company's internet site or by contacting:

Fiona Harris
Group Manager – Marketing Support
Stolt Offshore M.S. Limited
Bucksburn House
Howes Road
Aberdeen AB16 7QU
United Kingdom
Tel: +44 1224 718540
+1 877 603 0267 (U.S. Toll Free)
Fax: +44 1224 715957

Investor Relations and Press Enquiries
Shareholders, securities analysts, portfolio managers, representatives of financial institutions and the press may contact:

Julian Thomson
Group Manager Communications and Investor Relations
Stolt Offshore M.S. Limited
Bucksburn House
Howes Road
Aberdeen AB16 7QU
United Kingdom
Tel: +44 1224 718436
+1 877 603 0267 (U.S. Toll Free)
Fax: +44 1224 715957
Email: julian.thomson@stoltoffshore.com

Transfer Agent & Registrar
Common Shares
Den norske Bank ASA
Stranden 21
N-0250 Oslo 2
Norway
Tel: +47 22 94 94 93
Fax: +47 22 48 11 71
Email: grethe.nes@dnb.no

Depositary Bank
Common Shares – ADRs
Citibank N.A.
ADR Department
111 Wall Street, 20th Floor
New York, NY 10043
United States
Tel: +1 877 248 4237
www.citibank.com/adr

Auditors
Deloitte & Touche
Glasgow
United Kingdom

Dividends
The Company currently intends to retain any earnings for the future operation and growth of the business. The Board of Directors will review this policy from time to time in light of the Company's earnings, financial condition, prospects, tax consideration and foreign exchange rates. The Company will pay dividends, if any, in U.S. Dollars.

Designed and produced by CGI BrandSense.
Black and white photography by Chris Moyse.



Stolt Offshore M.S. Limited
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex, TW16 7HT
United Kingdom

Tel: +44 1932 773700
Fax: +44 1932 773701

www.stoltoffshore.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2003

STOLT OFFSHORE S.A.



By______________________________

Alan B. Winsor, Attorney-in-Fact